FILED PURSUANT TO RULE 424(b)(3)
REGISTRATION NO. 333-145949

AMERICAN REALTY CAPITAL TRUST, INC.
SUPPLEMENT NO. 7 DATED JUNE 2, 2011
TO THE PROSPECTUS DATED DECEMBER 13, 2010

This prospectus supplement (this “Supplement No. 7”) is part of the prospectus of American Realty Capital Trust, Inc. (“we,” the “REIT,” “ARCT” or “Company”), dated December 13, 2010 (the “Prospectus”) and should be read in conjunction with the Prospectus, Supplement No. 5, dated May 2, 2011 (“Supplement No. 5”) and Supplement No. 6, dated May 27, 2011 (“Supplement No. 6”). This Supplement No. 7 supplements, modifies or supersedes certain information contained in the Prospectus, Supplement No. 5 and Supplement No. 6. This Supplement No. 7 will be delivered with the Prospectus, Supplement No. 5 and Supplement No. 6. The purpose of this Supplement No. 7 is to:

•	update the status of the offering;
•	report the items voted upon and actions taken at the 2011 Annual Meeting of Stockholders and the 2011 Annual Meeting of our Board of Directors;
•	update the suitability standards in connection with our automatic purchase plan;
•	disclose recently completed acquisitions of real estate investments;
•	disclose potential acquisitions of real estate investments;
•	disclose “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2011, filed on May 13, 2011; and
•	disclose our unaudited financial statements as of and for the three months ended March 31, 2011, as filed in our Quarterly Report on Form 10-Q on May 13, 2011.

Status of the Offering

We commenced our initial public offering of 150.0 million shares of common stock on January 25, 2008. As of May 15, 2011, we had issued 107.8 million shares of common stock. Total gross proceeds from these issuances were $1,058.5 million. As of May 15, 2011, the aggregate value of all share issuances and subscriptions outstanding was $1,070.0 million based on a per share value of $10.00 (or $9.50 per share for shares issued under the DRIP).

On August 5, 2010, we filed a registration statement on Form S-11 with the U.S. Securities Exchange Commission, or the SEC, to register $325 million of common stock for the follow on offering to our initial public offering. Our initial public offering was originally set to expire on January 25, 2011. However, as permitted by Rule 415 of the Securities Act of 1933, as amended, or the Securities Act, we will now continue our initial public offering until the earlier of July 25, 2011, or the date that the SEC declares the registration statement for the follow on offering effective.

Shares Currently Available for Sale

As of May 15, 2011, there were 43.5 million shares of our common stock available for sale, excluding shares available under the DRIP.

Annual Meeting of Stockholders

We adjourned our 2011 Annual Meeting of Stockholders (the “Annual Meeting”) which was originally scheduled to take place on Monday, May 23, 2011 to Tuesday, May 24, 2011 due to lack of quorum. At the Annual Meeting, holders of our common stock voted to re-elect each of Nicholas S. Schorsch, William M. Kahane, Leslie D. Michelson, William G. Stanley and Robert H. Burns as members of our Board of Directors to serve for terms expiring at the 2012 annual meeting of stockholders and until their respective successors have been duly elected and qualified. No other matters were presented to our stockholders for consideration at the Annual Meeting.

Annual Meeting of the Board of Directors

On Monday, May 23, 2011, the Board of Directors held its 2011 Annual Meeting (the “Annual Board Meeting”). At the Annual Board Meeting, the members of the Board of Directors unanimously approved the appointment of the following individuals to the offices set forth opposite their respective names, to hold office, subject to our Bylaws, until the 2012 annual meeting of the Board of Directors or until their successors have been elected:

Name	Title
Nicholas S. Schorsch	Chief Executive Officer
William M. Kahane	President, Chief Operating Officer and Treasurer
Peter M. Budko	Executive Vice President and Chief Investment Officer
Brian S. Block	Executive Vice President and Chief Financial Officer
Edward M. Weil, Jr.	Executive Vice President and Secretary

After due and careful consideration, taking into account the following factors, among others: (i) the compensation paid by us to Realty Capital Securities, LLC, our dealer manager, American Realty Capital Properties, LLC, our property manager, and American Realty Capital Advisors, LLC, our advisor; (ii) the size, composition and profitability of our real estate portfolio; (iii) the individual performance of each of our dealer manager, property manager and advisor; and (iv) the rates charged to similarly structured REITs by dealer managers, property managers and advisors performing similar services, each of Leslie D. Michelson, William G. Stanley and Robert H. Burns, our independent directors, approved the renewed retention of each of Realty Capital Securities, LLC, American Realty Capital Properties, LLC and American Realty Capital Advisors, LLC, pursuant to our existing dealer manager agreement, management agreement and advisory agreement, respectively.

Suitability Standards

The following language is added as the last sentence of the fourth paragraph under the section of the Prospectus entitled “Suitability Standards” on page i.

“Tennessee investors may not participate in our automatic purchase plan.”

Real Property Investments

The following disclosure is to be added to the section of the Prospectus entitled “Real Property Investments” on pages 105-135.

Walgreens Portfolio

On April 26, 2011, we acquired a freestanding, fee simple Walgreens Pharmacy in Amite, Louisiana for a purchase price of $5.0 million (“Walgreens XI”). The tenant of the property is Walgreens Co. The property contains 14,550 square feet of gross leasable area.

The lease has an original term of 25 years and expires in June 2035. There are no contractual rent increases. The lease is triple net whereby the tenant is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The lease contains ten renewal options of five years each. The average annual base rent for the initial term of the Walgreens XI lease is approximately $367,000.

On April 29, 2011, we acquired a freestanding, fee simple Walgreens Pharmacy in Forest, Mississippi for a purchase price of $4.4 million (“Walgreens XII”). The tenant of the property is Walgreens Co. The property contains 13,605 square feet of gross leasable area.

The lease has an original term of 25 years and expires in January 2034. There are no contractual rent increases. The lease is triple net whereby the tenant is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The lease does not contain any renewal options. The average annual base rent for the initial term of the Walgreens XII lease is approximately $359,000.

We funded acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisitions post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

The foregoing acquisitions will increase the size of our Walgreens portfolio to 32 properties.

Walgreen Co. (NYSE: WAG) operates a chain of drugstores in the United States. The drugstores sell prescription and non prescription drugs, and general merchandise. Its general merchandise includes household items, personal care, convenience foods, beauty care, photofinishing, candy, and seasonal items. The company provides its services through drugstore counters, as well as through mail, telephone, and the Internet.

DaVita Dialysis Portfolio

On April 28, 2011, we acquired a freestanding, fee simple DaVita Dialysis Center in Blackfoot, Idaho for a purchase price of $2.1 million (“DaVita Dialysis IV”). The tenant of the property is DaVita Inc. The property contains 6,020 square feet of gross leasable area.

The lease has an original term of 12 years and expires in November 2019. The lease contains contractual rental escalations of 2.0% per year. The lease is triple net whereby the tenant is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The lease contains two renewal options of five years each. The average annual base rent for the initial term of the DaVita Dialysis IV lease is approximately $183,000.

We funded acquisition of the property with proceeds from the sale of our common stock. We may finance the acquisitions post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

The foregoing acquisition will increase the size of our DaVita Dialysis portfolio to seven properties.

DaVita, Inc. (NYSE: “DVA”) is a provider of dialysis services in the United States. The company operates dialysis centers in United States and the District of Columbia. DaVita Inc. also provides dialysis services to hospitals and related laboratory services. DaVita Inc. was incorporated in 1994 as Total Renal Care, Inc.

DaVita Inc. currently files its financial statements in reports filed with the SEC, and the following summary financial data regarding DaVita Inc. are taken from such filings:

	Three Months Ended March 31, 2011 (Unaudited)	Year Ended
(Amounts in Millions)		December 31, 2010 (Audited)	December 31, 2009 (Audited)	December 31, 2008 (Audited)
Statement of Operations
Revenues	$1,606	$6,447	$6,109	$5,660
Operating income	236	997	940	869
Net income	95	406	423	374

	March 31, 2011 (Unaudited)	December 31, 2010 (Audited)	December 31, 2009 (Audited)	December 31, 2008 (Audited)
Condensed Consolidated Balance Sheets
Total assets	8,324	8,114	7,558	7,286
Long-term debt	4,218	4,234	3,532	3,622
Total DaVita Inc. shareholders’ equity	2,074	1,978	2,135	1,768

Whirlpool Corporation

On April 28, 2011, we acquired a freestanding, fee simple distribution facility for Whirlpool Corporation in Iowa City, Iowa for a purchase price of $19.8 million (“Whirlpool”). The tenant of the property is Whirlpool Corporation. The property contains 750,000 square feet of gross leasable area.

The lease has an original term of 16 years and expires in March 2021. The lease contains contractual rental escalations of 1.5% per year. The lease is triple net whereby the tenant is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The lease contains four renewal options of five years each. The average annual base rent for the initial term of the Whirlpool lease is approximately $1.6 million.

We funded acquisition of the property with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

Whirlpool engages in the manufacture and marketing of home appliances worldwide. Its principal products include laundry appliances, refrigerators, cooking appliances, dishwashers, mixers, and other small household appliances. It markets and distributes its products under various brand names, which include Whirlpool, Maytag, KitchenAid, Jenn-Air, Roper, Estate, Admiral, Magic Chef, Amana, Inglis, Acros, KIC, Ignis, Bauknecht, Brastemp, Consul, Eslabon de Lujo, Laden, Polar, and Supermatic in North America, Europe, Latin America, and Asia. Whirlpool Corporation sells its products to retailers, dealers, distributors, builders, and other manufacturers. The company was founded in 1906 and is based in Benton Harbor, Michigan.

Wrangler

On April 28, 2011, we acquired a freestanding, fee simple distribution facility for Wrangler Apparel Corp. (“Wrangler”) in El Paso, Texas for a purchase price of $17.3 million. The tenant of the property is Wrangler and the lease is guaranteed by the parent corporation, V.F. Corporation. The property contains 316,800 square feet of gross leasable area.

The lease has an original term of 28 years and expires in December 2020. The lease contains contractual rental escalations of 2.0% per year. The lease is triple net whereby the tenant is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The lease contains two renewal options of five years each. The average annual base rent for the initial term of the Wrangler lease is approximately $1.4 million.

We funded acquisition of the property with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

Wrangler manufactures and markets jeans and accessories. The company was incorporated in 1993 and is based in Wilmington, Delaware. Wrangler operates as a subsidiary of V.F. Corporation. V.F. Corporation designs and manufactures, or sources from independent contractors, various apparel products. The company offers outdoor and action sports apparel, jeans wear, image wear, and sportswear, as well as contemporary brands. It offers brands such as Wrangler, The North Face, Lee, Vans, Nautica, 7 For All Mankind, Eagle Creek, Eastpak, Ella Moss, JanSport, lucy, John Varvatos, Kipling, Majestic, Napapijri, Red Kap, Reef, Riders, and Splendid. The company sells its products primarily in the United States and Europe. V.F. Corporation was founded in 1899 and is based in Greensboro, North Carolina.

7-Eleven

On May 3, 2011, we acquired a freestanding, fee simple convenience store for 7-Eleven in Mount Dora, Florida for a purchase price of $3.0 million (“7-Eleven”). The tenant of the property is 7-Eleven Inc. The property contains 3,074 square feet of gross leasable area.

The lease has an original term of 18 years and expires in October 2020. The lease contains a contractual rental escalation of 9.4% in 2012. The lease is triple net whereby the tenant is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The lease contains three renewal options of five years each. The average annual base rent for the initial term of the lease is approximately $243,000.

On May 27, 2011, we acquired one free-standing fee simple 7-Eleven gas and convenience store in Bradenton, Florida for a purchase price of $2.1 million. The tenant of the property is 7-Eleven, Inc. The property contains 2,940 square feet of gross leasable area.

The original lease term is ten years and expires in January 2016. The tenant has agreed to extend the lease for an additional five years at closing, resulting in a remaining ten year lease term. The lease is triple net whereby the tenant is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent is approximately $159,000. The lease contains three renewal options of five years each.

We funded acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisitions post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

7-Eleven, Inc. engages in operating, franchising, and licensing convenience stores in North America and internationally. The company offers soft drinks, hot dogs, drink flavors, beverages, brewed coffee, deli items and baked goods. It also provides greeting cards, gift-card holders, wine bags, wrapping, prepaid international calling cards, electronics accessories, and energy drinks; and online games, prepaid cell phones, and motor oil and transmission fluids. 7-Eleven was formerly known as Southland Corporation and changed its name to 7-Eleven, Inc. in April 1999. The company was founded in 1927 and is headquartered in Dallas, Texas. It operates stores in the United States, Japan, Taiwan, Thailand, South Korea, China, Hong Kong, Malaysia, Singapore, Australia, the Philippines, Norway, Sweden, and Denmark. As of November 8, 2005, 7-Eleven, Inc. operates as a subsidiary of Seven & I Holdings Co., Ltd.

Bridgestone Firestone Portfolio

On May 4, 2011, we acquired a freestanding, fee simple retail store for Bridgestone Firestone in Milwaukee, Wisconsin for a purchase price of $2.7 million (“BSFS III”). The tenant of the property is Bridgestone Operations Retail, LLC. The property contains 7,609 square feet of gross leasable area.

The lease has an original term of 15 years and expires in December 2025. The lease contains contractual rental escalations of 6.5% every five years. The lease is double net with the landlord responsible for roof and structure, and the cost of all capital expenditures. The lease contains five renewal options of five years each. The average annual base rent for the initial term of the BSFS lease is approximately $227,000.

On May 26, 2011, we acquired three freestanding, fee simple retail stores for Bridgestone Firestone in Northfield, New Jersey, Chester, Virginia and Dardenne, Michigan for a purchase price of $8.5 million (“BSFS IV”). The tenant of the properties is Bridgestone Operations Retail, LLC. The properties contain 22,904 square feet of gross leasable area.

The leases have an original term of 15 years and expire between December 2023 and October 2025. The lease contains contractual rental escalations of 6.5% every five years. The leases are double net with the landlord responsible for roof and structure, and the cost of all capital expenditures. The leases contain four renewal options of five years each. The average annual base rent for the initial term of the BSFS leases is approximately $734,000.

We funded acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisitions post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

The foregoing acquisitions increased the size of our Bridgestone Firestone portfolio to 22 properties.

Bridgestone Retail Operations, LLC is a subsidiary of Bridgestone Corporation which is the world's largest tire and rubber company. In addition to tires for use in a wide variety of applications, it also manufactures a broad range of diversified products, which include industrial rubber and chemical products and sporting goods. Bridgestone Corporation is headquartered in Japan.

National Tire & Battery

On May 11, 2011, we acquired three freestanding, fee simple retail stores for National Tire & Battery in Douglasville, Georgia, Kennesaw, Georgia and Lilburn, Georgia for a purchase price of $5.9 million (“National Tire & Battery”). The tenant of the property is National Tire & Battery. The properties contain an aggregate of 33,920 square feet of gross leasable area.

The leases have an original term of 20 years and expire in September 2025. The leases contain contractual rental escalations based on the Consumer Price Index every five years not to exceed 8.0%. The leases are triple net whereby the tenant is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The leases contain four renewal options of five years each. The average annual base rent for the initial term of the National Tire & Battery leases is approximately $483,000.

We funded acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisitions post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

National Tire & Battery operates as a tire retailer that specializes in tire and battery replacement offers many enhanced mechanical services. The company also offers expert services including alignments, brakes, oil / filter changes, shocks & struts, and most preventive maintenance services. National Tire & Battery was created in 1997 through the merger Tire America and National Tire Warehouse. The company is a subsidiary of TBC Corporation.

Kohl’s

On May 6, 2011, we acquired a freestanding, fee simple retail store for Kohl’s in Collinsville, Illinois for a purchase price of $6.4 million (“Kohl’s II”). The tenant of the property is Kohl’s Corporation. The property contains 64,250 square feet of gross leasable area.

The lease has an original term of 20 years and expires in January 2031. The lease contains contractual rental escalations of 7.0% in year ten. The lease is triple net whereby the tenant is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The lease contains ten renewal options of five years each. The average annual base rent for the initial term of the Kohls II lease is approximately $480,000.

We funded acquisition of the property with proceeds from the sale of our common stock. We may finance the acquisitions post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

The foregoing acquisition will increase the size of our Kohl’s portfolio to two properties.

Kohl’s Corporation operates a chain of family-oriented department stores. The company’s stores feature apparel, footwear and accessories for women, men and children; soft home products such as sheets and pillows; and housewares targeted to middle income customers. Kohl’s also offers online shopping as well as offers store credit cards. The company is headquartered in Milwaukee, Wisconsin.

FedEx Portfolio

On May 18, 2011, we acquired a leasehold interest in a FedEx Ground Package System distribution facility in The Bronx, New York for a purchase price of $23.2 million. The distribution facility is free standing and build-to-suit. The tenant of the properties is FedEx Ground Package System, Inc. (“FedEx Ground”), which is a wholly owned subsidiary of the FedEx Corporation. The distribution facility contains an aggregate of 99,048 square feet of gross leasable area. FedEx Corporation has guaranteed the obligations of FedEdx Ground under the lease.

The tenant and ground leases for the distribution facility have an initial lease term of 20 years and expire in March 2028. The tenant lease contains contractual rental escalations based on the Consumer Price Index in years 10 and 15. Both the tenant and ground leases are double net whereby the landlord is responsible for maintaining the roof and structure of the building and the tenant is required to pay substantially all other operating expenses, in addition to base rent. The tenant lease contains two renewal options of five years each and the ground lease contains four renewal options of five years each. The initial annual base rent for the initial term of the leases is $1.8 million.

The FedEx distribution facility was purchased with a combination of proceeds from the sale of common stock and a $15.6 million mortgage loan from MidFirst Bank. The mortgage loan bears interest at 5.50% and requires principal and interest payments through the maturity date of June 2018.

On May 27, 2011 we acquired one build-to-suit free-standing fee simple FedEx Ground Package System distribution facility in Baltimore, Maryland for a purchase price of $39.0 million. The tenant of the property is FedEx Ground. FedEx Corporation will guarantee the obligations of FedEx Ground under the lease. The property contains 125,502 square feet of gross leasable area.

The original lease term is 13 years and expires in February 2022. The lease contains a rental increase of 10% in year six. The lease is double net whereby the landlord is responsible for roof and structure. The average annual base rent is approximately $3.1 million. The lease contains two renewal options of five years each.

The foregoing acquisitions will increase the size of our FedEx portfolio to 15 properties.

FedEx Corporation (NYSE: “FDX”) is a holding company providing transportation, e-commerce and business services. The company operates in four segments: FedEx Express, FedEx Ground, FedEx Freight, and FedEx Kinko’s. The FedEx Express segment offers shipping services for the delivery of packages and freight. The FedEx Ground segment provides business and residential ground package delivery services. The FedEx Freight segment offers regional next-day and second-day freight services, as well as long-haul freight services. The FedEx Kinko’s segment provides document services, such as printing, copying, and binding and business services, such as high-speed Internet access, computer rental and videoconferencing. FedEx Corporation, formerly known as FDX Corporation, was founded in 1971 and is headquartered in Memphis, Tennessee.

CVS Portfolio

On May 26, 2011 we acquired one free-standing fee simple CVS pharmacy in Delray Beach, Florida for a purchase price of $9.1 million. The tenant of the property is CVS Caremark Corp. The lease contains 13,224 square feet of gross leasable area.

The original lease term is 25 years and expires in January 2035. The lease is double net whereby the landlord is responsible for roof and structure. The initial annual base rent is approximately $647,000. The lease contains three renewal options of five years each.

We intend to fund the acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

This acquisition increased the size of our CSV portfolio to 30 properties.

CVS Caremark Corporation (NYSE: CVS) is a pharmacy services company, which provides prescriptions and related healthcare services in the United States. CVS operates through two segments: Pharmacy Services and Retail Pharmacy. The Pharmacy Service segment provides a range of prescription benefit management services, including mail order pharmacy services, specialty pharmacy services, plan design and administration, formulary management, and claims processing. This segment serves primarily employers, insurance companies, unions, government employee groups, managed care organizations and other sponsors of health benefit plans, and individuals. The Retail Pharmacy Segment sells prescription drugs, over-the-counter drugs, beauty products and cosmetics, photo finishing, seasonal merchandise, greeting cards, and convenience foods through its pharmacy retail stores, and online. This segment also provides health care services. CVS was founded in 1892 and is headquartered in Woonsocket, Rhode Island.

Tops Market

On May 27, 2011, we acquired one free-standing fee simple Tops Supermarket (“Tops Market”) located in Canandaigua, New York for a purchase price of $11.0 million. The tenant of the property is Tops Markets, LLC. Tops Markets, LLC is a subsidiary of Koninklijke Ahold N.V. (“Royal Ahold”). Royal Ahold is the guarantor of Tops Markets’ obligations under the lease. The property contains an aggregate of 57,833 square feet of gross leasable area.

The primary lease term is 20 years and expires in February 2023. The lease contains rental escalations of 3.5% every five years. The lease is triple net whereby the tenant is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The average annual base rent is approximately $834,000. The lease contains five renewal options of five years each followed by one renewal option of four years.

We funded the acquisition of the property with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

Tops Market operates supermarkets in New York and Pennsylvania. The supermarkets offer food, health, nutrition, plants and general merchandise. The supermarkets also feature playhouses. The company was founded in 1962 and is headquartered in Williamsville, New York.

Royal Ahold is a public limited liability company registered in the Netherlands and listed on Euronext’s Amsterdam Stock Exchange. Royal Ahold is one of the largest, international food retailing groups in the world operating leading supermarket companies in Europe and the United States.

Pep Boys

On May 27, 2011, we acquired three freestanding, fee simple retail stores for Pep Boys Supercenters in North Wales, Pennsylvania, Stockton, California and Las Vegas, Nevada for a purchase price of $13.0 million (“Pep Boys”). The tenant of the property is The Pep Boys – Manny, Moe & Jack. The properties contain an aggregate of 59,648 square feet of gross leasable area.

The leases have an original term of 15 years and expire in July 2023. The leases contain contractual rental escalations of 1.5% per year. The leases are triple net whereby the tenant is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The leases contain four renewal options of five years each. The average annual base rent for the initial term of the Pep Boys leases is approximately $1.1 million.

We funded acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisitions post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

The Pep Boys – Manny, Moe & Jack is an automotive service and retail chain. It is engaged in automotive repair and maintenance and in the sale of automotive tires, parts and accessories through a chain of stores. Pep Boys operates in 35 states and Puerto Rico.

GE Healthcare Distribution Center

On May 30, 2011, we acquired one free-standing fee simple GE Healthcare Distribution Center in Muksego, Wisconsin for a purchase price of $23.7 million. The tenant of the property is General Electric Company d/b/a GE Healthcare.

The original lease term is 10 years and expires in March 2019. The lease contains 5% rental escalations in years six and eight. The lease is double net whereby the landlord is responsible for roof, structure and mechanical systems of the building as well as paving. The initial annual base rent is approximately $1.7 million. The lease contains three renewal options of five years each.

We funded the acquisition of the property with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

General Electric Company (NYSE: GE) operates as a technology, media, and financial services company worldwide. Its energy infrastructure segment produces gas, steam, and aero derivative turbines; generators; combined cycle systems; and renewable energy solutions, as well as provides water treatment services and equipment. The company’s technology infrastructure segment manufactures jet engines, turboprop and turbo shaft engines, and its replacement parts for use in military and commercial aircraft, as well as provides repair and maintenance services. GE’s NBC Universal segment engages in the production and distribution of films and television programs; operation of television stations and cable/satellite television networks, as well as theme parks. The company’s capital finance segment offers commercial lending and leasing products to manufacturers, distributors, and end-users of equipment and capital assets; consumer financial services to consumers and retailers; capital and investment solutions for real estate; commercial finance to the energy and water industries; and commercial aircraft leasing and finance, and fleet and financing solutions. Its consumer and industrial segment produces various home appliances, lighting products, and electrical equipment and control products, as well as provides related services. The company was founded in 1892 and is based in Fairfield, Connecticut.

Wal-Mart

On May 31, 2011, we acquired one free-standing fee simple Wal-Mart Super-Center as well as a leasehold interest on a small portion of a parking lot in Ebensburg, Pennsylvania for a purchase price of $12.4 million. The tenant of the property is Wal-Mart Real Estate Business Trust (“Wal-Mart Real Estate”). Wal-Mart Stores, Inc. has guaranteed Wal-Mart Real Estate Trust’s obligations under the lease.

The original lease term is 20 years and expires in January 2019. The lease contains a rental escalation of 7.85% in year six. The lease is triple net whereby the tenant is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The initial annual base rent is approximately $987,000. The lease contains six renewal options of five years each.

We funded the acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

The acquisition increased the size of our Wal-Mart portfolio to 2 stores.

Wal-Mart Stores, Inc. (NYSE: WMT) operates retail stores in various formats worldwide. The company’s U.S. segment offers, among other items, groceries, health and beauty aids, electronics, toys, apparel, pharmacy services and housewares through discount stores, supecenters, and neighborhood markets, as well as through walmart.com. The company’s international segment includes various formats of retail stores and restaurants, including supermarkets, combination discount and grocery stores, supercenters. The company’s Sam’s Club segment offers merchandise, including hard goods, softwoods, and selected private-label items under the Member’s Mark, Bakers & Chefs and Sam’s Club brands through warehouse membership clubs in the United States, as well as through samsclub.com.

Walgreens Portfolio

On May 31, 2011, we aquired two free-standing fee simple Walgreens pharmacies in Acworth, Georgia and Lithia Springs, Georgia for a purchase price of $9.8 million. The tenant of the properties is Walgreens Co. (“Walgreens”). The properties contain an aggregate of 27,300 square feet of gross leasable area.

The original lease term for each of the properties is 25 years and expires in November 2028. The leases are triple net whereby the tenant is required to pay all operating expenses, including all costs to maintain and repair the roof and structure of the building, and the cost of all capital expenditures, in addition to base rent. The initial annual base rent is approximately $712,000. The leases contain ten renewal options of five years each.

We funded the acquisition of the properties with proceeds from the sale of our common stock. We may finance the acquisition post-closing, however, there is no guarantee that we will be able to obtain financing on terms we believe are favorable or at all.

The foregoing acquisitions increased the size of our Walgreens portfolio to 34 properties.

United States Postal Service

On May 31, 2011, we acquired one free –standing fee simple United States Post Office in Minneapolis, Minnesota for a purchase price of $7.3 million. The tenant of the property is the United States Postal Service. The property contains 39,397 square feet of gross leasable area.

The primary lease term is 20 years and expires in April 2025. The lease is double net whereby the landlord responsible for roof and structure, and the cost of all capital expenditures. The lease contains two renewal options of five years each. The average annual base rent for the initial term of the lease is $493,200.

The United States Postal Service is an independent agency of the United States government established in 1971. The Post Office Department was created under Benjamin Franklin in 1792 as part of the United States cabinet and was transformed into its current form in 1971 under the Postal Reorganization Act.

Post-closing of the property purchases, we obtained a $11.4 million mortgage loan from Ladder Capital Finance, LLC collateralized by 1 QuikTrip, 1 Dillons and 4 DaVita Dialysis properties. The loan bears interest at 4.87%, requires interest only payments and matures in May 2016.

Post-closing of the property purchases we obtained a $17.6 million mortgage loan from Ladder Capital Finance, LLC collateralized by 2 Wawa and 3 Walgreens properties. The loan bears interest at 4.66%, requires interest only payments and matures in May 2016.

Post-closing of the property purchases we obtained a $9.3 million mortgage loan from JPMorgan collateralized by 2 Kohl’s properties. The loan bears interest at 5.26%, requires interest only payments and matures in June 2021.

Post-closing of the property purchases we obtained a $11.5 million mortgage loan from Goldman Sachs Commercial Mortgage Capital, L.P. collateralized by 1 Wal-Mart Supercenter property and 1 Sam’s Club property. The loan bears interest at 4.1875%, requires interest only payments and matures in May 2016.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion and analysis should be read in conjunction with the accompanying financial statements of American Realty Capital Trust, Inc. and the notes thereto. As used herein, the terms “we,” “our” and “us” refer to American Realty Capital Trust, Inc., a Maryland corporation, and, as required by context, American Realty Capital Operating Partnership, L.P., a Delaware limited partnership, which we refer to as the “OP” and to their subsidiaries. American Realty Capital Trust, Inc. is externally managed by the American Realty Capital Advisors, LLC (a Delaware limited liability company) or the “Advisor.”

Forward-Looking Statements

Certain statements included in this annual report on Form 10-K are forward-looking statements. Those statements include statements regarding the intent, belief or current expectations of American Realty Capital Trust, Inc. and members of our management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Actual results may differ materially from those contemplated by such forward-looking statements. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law.

The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We and our Advisor have a limited operating history and our Advisor has limited experience operating a public company. This inexperience makes our future performance difficult to predict.
•	All of our executive officers are also officers, managers and/or holders of a direct or indirect controlling interest in our Advisor, our dealer manager, Realty Capital Securities, LLC (the “Dealer Manager”) and other American Realty Capital-affiliated entities. As a result, our executive officers, our Advisor and its affiliates face conflicts of interest, including significant conflicts created by our Advisor’s compensation arrangements with us and other investors advised by American Realty Capital affiliates and conflicts in allocating time among these investors and us. These conflicts could result in unanticipated actions.
•	Because investment opportunities that are suitable for us may also be suitable for other American Realty Capital-advised programs or investors, our Advisor and its affiliates face conflicts of interest relating to the purchase of properties and other investments and such conflicts may not be resolved in our favor, meaning that we could invest in less attractive assets, which could reduce the investment return to our stockholders.
•	While we are raising capital and investing the proceeds of our on-going initial public offering, the competition for the type of properties we desire to acquire may cause our distributions and the long-term returns of our investors to be lower than they otherwise would be.
•	We depend on tenants for our revenue, and, accordingly, our revenue is dependent upon the success and economic viability of our tenants.
•	Increases in interest rates could increase the amount of our debt payments and limit our ability to pay distributions to our stockholders.
•	We may not generate cash flows sufficient to pay our distributions to stockholders, as such we may be forced to borrow at higher rates or depend on our Advisor to waive reimbursement of certain expenses and fees to fund our operations.
•	No public market currently exists, or may ever exist, for shares of our common stock and our shares are, and may continue to be, illiquid.
•	We may be unable to pay or maintain cash distributions or increase distributions over time.
•	We are obligated to pay substantial fees to our Advisor and its affiliates.
•	We are subject to risks associated with the significant dislocations and liquidity disruptions currently existing or occurring in the United States' credit markets.
•	We may fail to qualify or continue to qualify to be treated as a real estate investment trust (“REIT”).

Overview

We are a Maryland corporation, incorporated on August 17, 2007, that elected to be taxed as a REIT for federal income tax purposes, beginning with the taxable year ended December 31, 2008. As a REIT, we generally are not subject to corporate-level income taxes. To maintain our REIT status, we are required, among other requirements, to distribute annually at least 90% of our “REIT taxable income,” as defined by the Internal Revenue Code of 1986, as amended (the “Code”), to our stockholders. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at regular corporate tax rates.

On January 25, 2008, we commenced an initial public offering on a “best efforts” basis of up to 150.0 million shares of common stock offered at a price of $10.00 per share, subject to certain volume and other discounts, pursuant to a registration statement on Form S-11 (File No. 333-145949) (the “Registration Statement”) filed with the U.S. Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Registration Statement also covered up to 25.0 million shares available pursuant to a distribution reinvestment plan (the “DRIP”) under which our stockholders may elect to have their distributions reinvested in additional shares of our common stock at the greater of $9.50 per share or 95% of the estimated value of a share of common stock.

On August 5, 2010, we filed a registration statement on Form S-11 (File No. 333-168572) to register 32.5 million shares of common stock in connection with a follow-on offering. The initial public offering was originally set to expire on January 25, 2011, three years after its effective date. However, as permitted by Rule 415 of the Securities Act, we will now continue our initial public offering until the earlier of July 25, 2011 or the date that the SEC declares the registration statement for the follow-on offering effective. Total capital raised under the current registration and follow-on offering will not exceed $1.5 billion.

As of March 31, 2011, we issued approximately 87.9 million shares of common stock. Total gross proceeds from these issuances were $859.1 million. As of March 31, 2011, the aggregate value of all share issuances and subscriptions outstanding was $870.7 million based on a per share value of $10.00 (or $9.50 for shares issued under the DRIP). We are dependent upon the net proceeds from the offering to conduct our proposed operations.

We intend to use the proceeds of our on-going initial public offering to acquire and manage a diverse portfolio of real estate properties consisting primarily of freestanding, single-tenant properties net leased to investment grade and other creditworthy tenants throughout the United States and Puerto Rico. We typically fund our acquisitions with a combination of equity and debt and in certain cases we may use only equity capital or we may fund a portion of the purchase price of an acquisition through investments from third parties. We expect to arrange long-term financing on both a secured and unsecured fixed rate basis. We intend to continue to grow our existing relationships and develop new relationships throughout various markets we serve, which we expect will lead to further acquisition opportunities. We intend to have an overall leverage ratio as it relates to long-term secured mortgage financings of approximately 45% to 50%. As of March 31, 2011, our leverage ratio was 42.9%.

As of March 31, 2011, we owned 318 properties with 8.2 million square feet, 100% leased with a weighted average remaining lease term of 14.8 years. In constructing our portfolio, we are committed to diversification (industry, tenant and geography). As of March 31, 2011, rental revenues derived from investment grade tenants (rated BBB- or better by Standard & Poor’s) approximated 75.5%. Our strategy encompasses receiving the majority of our revenue from investment grade tenants as we further acquire properties and enter into (or assume) long-term lease arrangements.

Substantially all of our business is conducted through the OP. We are the sole general partner of and owns a 99.01% partnership interest in the OP. The Advisor is the sole limited partner and owner of 0.99% (minority interest) of the partnership interests of the OP. The limited partner interests have the right to convert OP units into cash or, at our option, an equal number of our common shares, as allowed by the limited partnership agreement.

We have no paid employees. We are managed by our Advisor, and American Realty Capital Properties, LLC, which serves as our property manager (the “Property Manager”). The Advisor and the Property Manager are affiliated entities that receive compensation and fees for services related to the on-going initial public offering and for the investment and management of our assets. These entities receive fees during our offering, acquisition, operational and liquidation stages.

Real estate-related investments are higher-yield and higher-risk investments that our Advisor will actively manage, if we elect to acquire such investments. The real estate-related investments in which we may invest include: (i) mortgage loans; (ii) equity securities such as common stocks, preferred stocks and convertible preferred securities of real estate companies; (iii) debt securities, such as mortgage-backed securities, commercial mortgages, mortgage loan participations and debt securities issued by other real estate companies; and (iv) certain types of illiquid securities, such as mezzanine loans and bridge loans. While we may invest in any of these real estate-related investments, our Advisor, with the support of our board of directors, has elected to suspend all activities relating to acquiring real estate-related investments for an indefinite period based on the current adverse climate affecting the capital markets. Since our inception, we have not acquired any real estate-related investments.

Significant Accounting Estimates and Critical Accounting Policies

Set forth below is a summary of the significant accounting estimates and critical accounting policies that management believes are important to the preparation of our consolidated financial statements. Certain of our accounting estimates are particularly important for an understanding of our financial position and results of operations and require the application of significant judgment by our management. As a result, these estimates are subject to a degree of uncertainty. These significant accounting estimates include:

Revenue Recognition

Our revenues, which are derived primarily from rental income, include rents that each tenant pays in accordance with the terms of each lease reported on a straight-line basis over the initial term of the lease. Since many of our leases provide for rental increases at specified intervals, straight-line basis accounting requires us to record a receivable, and include in revenues, unbilled rent receivables that we will only receive if the tenant makes all rent payments required through the expiration of the initial term of the lease.

We continually review receivables related to rent and unbilled rent receivables and determine collectability by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located. In the event that the collectability of a receivable is in doubt, we record an increase in our allowance for uncollectible accounts or record a direct write-off of the receivable in our consolidated statements of operations.

Investments in Real Estate

Investments in real estate are recorded at cost. Improvements and replacements are capitalized when they extend the useful life of the asset. Costs of repairs and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of up to forty years for buildings and improvements, fifteen for land improvements, five to ten years for fixtures and improvements and the shorter of the useful life or the remaining lease term for tenant improvements and leasehold interests.

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to record on an annual basis with respect to our investments in real estate. These assessments have a direct impact on our net income because if we were to shorten the expected useful lives of our investments in real estate, we would depreciate these investments over fewer years, resulting in more depreciation expense and lower net income on an annual basis.

We are required to present the operations related to properties that have been sold or properties that are intended to be sold as discontinued operations in the statement of operations for all periods presented, Properties that are intended to be sold are to be designated as “held for sale” on the balance sheet.

Long-lived assets are carried at cost and evaluated for impairment when events or changes in circumstances indicate such an evaluation is warranted or when they are designated as held for sale. Valuation of real estate is considered a “critical accounting estimate” because the evaluation of impairment and the determination of fair values involve a number of management assumptions relating to future economic events that could materially affect the determination of the ultimate value, and therefore, the carrying amounts of our real estate. Additionally, decisions regarding when a property should be classified as held for sale are also highly subjective and require significant management judgment.

Events or changes in circumstances that could cause an evaluation for impairment include the following:

•	a significant decrease in the market price of a long-lived asset;
•	a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition;
•	a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset, including an adverse action or assessment by a regulator;
•	an accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of a long-lived asset; and

•	a current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.

We review our portfolio on an on-going basis to evaluate the existence of any of the aforementioned events or changes in circumstances that would require us to test for recoverability. In general, our review of recoverability is based on an estimate of the future undiscounted cash flows, excluding interest charges, expected to result from the property’s use and eventual disposition. These estimates consider factors such as expected future operating income, market and other applicable trends and residual value expected, as well as the effects of leasing demand, competition and other factors. If impairment exists due to the inability to recover the carrying value of a property, an impairment loss is recorded to the extent that the carrying value exceeds the estimated fair value of the property. We are required to make subjective assessments as to whether there are impairments in the values of our investments in real estate. These assessments have a direct impact on our net income because recording an impairment loss results in an immediate negative adjustment to net income.

Purchase Price Allocation

We allocate the purchase price of acquired properties to tangible and identifiable intangible assets acquired based on their respective fair values. Tangible assets include land, land improvements, buildings, fixtures and tenant improvements on an as-if vacant basis. We utilize various estimates, processes and information to determine the as-if vacant property value. Estimates of value are made using customary methods, including data from appraisals, comparable sales, discounted cash flow analysis and other methods. Identifiable intangible assets include amounts allocated to acquire leases for above- and below-market lease rates, the value of in-place leases, and the value of customer relationships, as applicable.

Amounts allocated to land, land improvements, buildings, improvements and fixtures are based on cost segregation studies performed by independent third-parties or on our analysis of comparable properties in our portfolio. Depreciation is computed using the straight-line method over the estimated lives of fifteen years for land improvements, forty years for buildings, five to fifteen years for building improvements and fixtures and the shorter of the useful life or the remaining lease term for tenant improvements.

The aggregate value of intangible assets related to in-place leases is primarily the difference between the property valued with existing in-place leases adjusted to market rental rates and the property valued as if vacant. Factors considered by us in our analysis of the in-place lease intangibles include an estimate of carrying costs during the expected lease-up period for each property, taking into account current market conditions and costs to execute similar leases. In estimating carrying costs, we include real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease-up period, which typically ranges from six to 18 months. We also estimate costs to execute similar leases including leasing commissions, legal and other related expenses.

Above-market and below-market in-place lease values for owned properties are recorded based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between the contractual amounts to be paid pursuant to the in-place leases and management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The capitalized above-market lease intangibles are amortized as a decrease to rental income over the remaining term of the lease. The capitalized below-market lease values will be amortized as an increase to rental income over the remaining term and any fixed rate renewal periods provided within the respective leases. In determining the amortization period for below-market lease intangibles, we initially will consider, and periodically evaluate on a quarterly basis, the likelihood that a lessee will execute the renewal option. The likelihood that a lessee will execute the renewal option is determined by taking into consideration the tenant’s payment history, the financial condition of the tenant, business conditions in the industry in which the tenant operates and economic conditions in the area in which the property is located.

The aggregate value of intangibles assets related to customer relationships, as applicable, is measured based on our evaluation of the specific characteristics of each tenant’s lease and our overall relationship with the tenant. Characteristics considered by us in determining these values include the nature and extent of our existing business relationships with the tenant, growth prospects for developing new business with the tenant, the tenant’s credit quality and expectations of lease renewals, among other factors.

The value of in-place leases is amortized to expense over the initial term of the respective leases, which range primarily from 2 to 20 years. The value of customer relationship intangibles, as applicable, is amortized to expense over the initial term and any renewal periods in the respective leases, but in no event does the amortization period for intangible assets exceed the remaining depreciable life of the building. If a tenant terminates its lease, the unamortized portion of the in-place lease value and customer relationship intangibles is charged to expense.

In making estimates of fair values for purposes of allocating purchase price, we utilize a number of sources, including independent appraisals that may be obtained in connection with the acquisition or financing of the respective property and other market data. We also consider information obtained about each property as a result of our pre-acquisition due diligence, as well as subsequent marketing and leasing activities, in estimating the fair value of the tangible and intangible assets acquired and intangible liabilities assumed. The allocations presented in the accompanying consolidated balance sheets are substantially complete; however, there are certain items that we will finalize once we receive additional information. Accordingly, these allocations are subject to revision when final information is available, although we do not expect future revisions to have a significant impact on our financial position or results of operations.

Derivative Instruments

We may use derivative financial instruments to hedge all or a portion of the interest rate risk associated with our borrowings. The principal objective of such agreements is to minimize the risks and/or costs associated with our operating and financial structure as well as to hedge specific anticipated transactions.

We record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that is attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or we elect not to apply hedge accounting.

Recently Issued Accounting Pronouncements

Recently issued accounting pronouncements are described in Note 2 to the financial statements for the year ended December 31, 2010 filed with the SEC. There have been no significant changes during the three months ended March 31, 2011.

Results of Operations

As of March 31, 2011 we owned 318 properties which were 100% leased, compared to 146 properties at March 31, 2010. Accordingly, our results of operations for the three months ended March 31, 2011 as compared to the three months ended March 31, 2010 reflect significant increases in most categories.

Comparison of Three Months Ended March 31, 2011 to Three Months Ended March 31, 2010

Rental Income

Rental income increased $13.3 million to $20.7 million for the three months ended March 31, 2011, compared to $7.4 million for the year ended March 31, 2010. The increase in rental income was driven by our acquisition of $865.9 million of net leased property subsequent to March 31, 2010 with total square footage of 5.6 million square feet. These properties, acquired at an average 8.17% capitalization rate, defined as annualized rental income on a straight-line basis divided by base purchase price, are leased from 4 to 25 years primarily to investment grade tenants. All properties were 100% leased in both periods. Rent per square foot was $12.67 at March 31, 2011 compared to $13.12 at March 31, 2010.

Operating Expense Reimbursement

Operating expense reimbursement was $0.1 million for the three months ended March 31, 2011. Operating expense reimbursement represents reimbursements for taxes, property maintenance and other charges contractually due from tenants per their respective lease agreements. There were no property expense reimbursements for the three months ended March 31, 2010.

Fees to Affiliate

Asset Management Fee:

Our Advisor is entitled to fees for the management of our properties as well as fees for purchases and sales of properties. The Advisor was paid $0.6 million and $0 for the three months ended March 31, 2011 and 2010, respectively, and has elected to waive $1.9 million and $0.9 million of asset management fees for the three months ended March 31, 2011 and 2010, respectively.

Property Management Fee:

Our affiliated Property Manager has elected to waive the property management fees for the three months ended March 31, 2011 and 2010 in order to improve our working capital. Such fees represent amounts that had they not been waived, would have been paid to our Property Manager to manage and lease our properties. For the three months ended March 31, 2011 and 2010, we would have incurred property management fees of $0.4 million and $0.1 million, respectively, had the fees not been waived.

Acquisition and Transaction Related Costs

Acquisition and transaction related costs increased $6.8 million to $7.1 million for the three months ended March 31, 2011, compared to $0.3 million for the three months ended March 31, 2010. The increase in acquisition and transaction related costs was driven by our increase in acquisition related activity during 2011 as compared to 2010.

Property Expenses

Property expenses were $0.2 million for the three months ended March 31, 2011 and are mainly real estate taxes, ground lease rent, insurance and repairs and maintenance expenses. There were no property expenses for the three months ended March 31, 2010.

General and Administrative Expenses

General and administrative expenses increased $0.3 million to $0.5 million for the three months ended March 31, 2011, compared to $0.2 million for the three months ended March 31, 2010. The majority of the general and administrative expenses for the three months ended March 31, 2011 included $0.4 million of board member compensation and restricted stock compensation expense and $0.1 million of professional fees. The increase from the three months ended March 31, 2010 is mainly due to increases in restricted stock compensation expense and professional fees and other expenses to support our larger real estate portfolio.

Depreciation and Amortization Expense

Depreciation and amortization expense increased $6.1 million to $9.9 million for the three months ended March 31, 2011, compared to $3.8 million for the three months ended March 31, 2010. The increase in depreciation and amortization expense was the result of our acquisition of real estate subsequent to March 31, 2010. These properties were placed into service when acquired and are being depreciated for the period held.

Interest Expense

Interest expense increased $3.1 million to $6.8 million for the three months ended March 31, 2011, compared to $3.7 million for the three months ended March 31, 2010. The increase in interest expense was mainly the result of a higher debt balance due to the financing of a portion of our property acquisitions. The average first mortgage debt balance for the three months ended March 31, 2011 and 2010 was $437.0 million and $210.1 million, respectively. The increase in the average mortgage debt balance was partially offset by a decrease in the average interest rate on debt to 5.44% at March 31, 2011 from 6.17% at March 31, 2010. We view these secured financing sources as an efficient and accretive means to acquire properties.

Our interest expense in future periods will vary based on our level of future borrowings, which will depend on the level of proceeds raised in the offering, the cost of borrowings, and the opportunity to acquire real estate assets which meet our investment objectives.

Gains (Losses) on Derivative Instruments

Gains in the fair value of derivative instruments was $0.1 million for the three months ended March 31, 2011 compared to a loss of $0.2 million for the three months ended March 31, 2010. These gains and losses are related to marking our derivative instruments to fair value.

Loss on Disposition of Property

Loss on the disposition of property of $44,000 for the three months ended March 31, 2011, were realized from the sale of a PNC property in January 2011.

Gains (Losses) on Sales to Non-Controlling Interest Holders, Net

Net losses on sales to non-controlling interest holders was $0.1 million for the three months ended March 31, 2011 compared to gains of $0.3 million for the three months ended March 31, 2010 and was comprised of the excess of proceeds received over the amortized costs of the property sold in joint venture and other agreements with third parties net of related federal and state income tax effects.

Income from Joint Venture with Affiliate

Income from joint venture with affiliate was $24,000 for the three months ended March 31, 2011. This income represents our share of the profit and loss in a joint venture real estate investment with an affiliated entity. There were no joint venture investments at March 31, 2010.

Cash Flows for the Three Months Ended March 31, 2011

During the three months ended March 31, 2011, net cash provided by operating activities was $3.4 million. The level of cash flows provided by operating activities is affected by both the timing of interest payments and amount of borrowings outstanding during the period. It is also affected by the receipt of scheduled rent payments. Net cash provided by operating activities primarily relates to net loss adjusted for non-cash items of $6.4 million as well as the increase in accounts payable and accrued expenses of $1.4 million, partially offset by an increase in prepaid expenses and other assets of $4.0 million principally resulting from the prepayment of an additional $2.0 million of asset management fees and straight-line rent adjustments of $2.2 million accrued during the three months ended March 31, 2011 as well as a decrease in deferred rent of $0.4 million due to the timing of the receipt of rental payments.

Net cash used in investing activities during the three months ended March 31, 2011, was $379.8 million was principally related to $380.6 million for acquisitions completed during the three months ended March 31, 2011, partially offset by $0.6 million received from disposition of real estate and $0.2 million of distributions from a joint venture.

Net cash provided by financing activities totaled $363.9 million during the three months ended March 31, 2011. Cash provided by financing activities in 2011 was used for property acquisitions. Cash provided by financing activities were mainly due to proceeds from the issuance of our common stock of $226.2 million, the net proceeds from mortgage notes payable after the effect of principal repayments of $154.2 million, partially offset by payments of deferred financing costs of $8.9 million, distributions to common stockholders of $6.5 million, distributions to non-controlling interest holders of $0.5 million, payments for common stock redemptions of $0.4 million, the repayment of long-term notes payable of $0.1 million and increases in restricted cash of $0.1 million.

Cash Flows for the Three Months Ended March 31, 2010

During the three months ended March 31, 2010, net cash provided by operating activities was $2.0 million. The level of cash flows provided by operating activities is affected by both the timing of interest payments and amount of borrowings outstanding during the period. It is also affected by the receipt of scheduled rent payments and disbursement of deposits required in connection with property acquisitions. Cash provided by operating activities primarily relates to net loss adjusted for non-cash items of $3.1 million. This cash inflow was partially offset by an increase in prepaid expenses and other assets of $1.2 million principally resulting from the prepayment of $0.4 million of asset management fees and straight-line rents of $0.4 million during the three months ended March 31, 2010, an increase in deferred rent of $0.2 million and payables to affiliates decreased $0.1 million.

Net cash used in investing activities during the three months ended March 31, 2010, was $81.4 million principally relating to acquisitions completed in the first quarter of 2010.

Net cash provided by financing activities totaled approximately $77.1 million during the three months ended March 31, 2010. Such amount consisted primarily of $49.5 million from issuance of common stock, net proceeds from mortgage notes payable of $41.7 million and contributions from noncontrolling interest holders of $5.0 million, partially offset by the repayment of short-term bridge funds of $15.9 million, distributions to common stockholders of $1.8 million, payments of deferred financing costs of $0.8 million, principal payments on mortgage notes payable of $0.4 million and distributions to noncontrolling interest holders of $0.1 million.

Liquidity and Capital Resources

Our principal demands for funds will continue to be for property acquisitions, either directly or through investment interests, for the payment of operating expenses, distributions to our investors, repurchases under our Share Repurchase Plan (“SRP”), and for the payment of interest on our outstanding indebtedness. Generally, cash needs for property acquisitions will be met through proceeds from the sale of common stock through our public offering and mortgage financing. We may also from time to time enter into other agreements with third parties whereby third parties will make equity investments in specific properties or groups of properties that we acquire.

We expect to meet our future short-term operating liquidity requirements through a combination of net cash provided by our current property operations and the operations of properties to be acquired in the future and proceeds from the sale of common stock. Management expects that in the future, as our portfolio matures, our properties will generate sufficient cash flow to cover all operating expenses and the payment of a monthly distribution. The majority of our long-term, triple net leases contain contractual rent escalations during the primary term of the lease. Other potential future sources of capital include proceeds from secured or unsecured financings from banks or other lenders, proceeds from private offerings, proceeds from the sale of properties and undistributed funds from operations.

We expect to continue to raise capital through the sale of our common stock and to utilize the net proceeds from the sale of our common stock and proceeds from secured financings to complete future property acquisitions. As of March 31, 2011, we issued 87.9 million shares of common stock. Total gross proceeds from these issuances were $859.1 million. As of March 31, 2011, the aggregate value of all share issuances and subscriptions outstanding was $870.7 million based on a per share value of $10.00 (or $9.50 for shares issued under the distribution reinvestment plan, or DRIP). As of March 31, 2011 an additional 63.1 million shares were available for issuance under the current registration statement excluding shares available to be issued under the DRIP.

The following table summarizes our stock repurchase program activity cumulatively to date as of March 31, 2011. The value of redemptions did not exceed distribution reinvestment elections by stockholders (dollars in thousands except for cost per share):

	Redemption Requests			Shares Redeemed
	Shares	Value	Average cost per share	Shares	Value	Average cost per share
Year ended December 31, 2009	3,000	$29	$9.65	3,000	$29	$9.65
Year ended December 31, 2010	299,528	2,933	9.79	299,528	2,933	9.79
Quarter ended March 31, 2011	156,018	1,520	9.74	156,018	1,520	9.74
Cumulative redemptions as of March 31, 2011(1)	458,546	$4,482	$9.77	458,546	4,482	$9.77
Shares issued through DRIP					15,659
Excess					$11,178

(1)	Redemptions include 159,392 shares with a value of $1.5 million which have been approved for redemption as of March 31, 2011 and will be paid to stockholders in the second quarter of 2011.

On August 5, 2010, we filed a registration statement on Form S-11 (File No. 333-168572) to register 32.5 million shares of common stock in connection with the follow-on offering to its initial public offering. The initial public offering was originally set to expire on January 25, 2011, three years after its effective date. However, as permitted by Rule 415 of the Securities Act, we will now continue our initial public offering until the earlier of July 25, 2011 or the date that the SEC declares the registration statement for the follow-on offering effective.

At March 31, 2011, we have available a $10.0 million revolving line of credit unsecured bridge facility with an affiliated entity. There were no amounts outstanding under this facility at March 31, 2011. There are no unused borrowing fees associated with this facility.

In July 2010, we obtained a secured revolving credit facility from Capital One N.A. (“Capital One”) for an aggregate maximum principal amount of $30.0 million. The proceeds of loans made under the credit agreement will be used to finance the acquisition of net leased, investment or non-investment grade properties. The initial term of the credit agreement is 30 months, which may be extended by 12 months, subject to satisfaction of certain conditions, including payment of an extension fee.

Any loan made under the credit agreement shall bear floating interest at per annum rates equal to either one month LIBOR plus 3.25% or three month LIBOR plus 3.25%, at our sole option. In the event of a default, Capital One has the right to terminate its obligations under the credit agreement, including the funding of future loans, and to accelerate the payment on any unpaid principal amount of all outstanding loans. The line of credit requires a 0.25% non-usage fee on the unused balance. There were no amounts outstanding under this facility at March 31, 2011.

In August 2010, we obtained a secured revolving credit facility from U.S. Bank N.A. (“U.S. Bank”) for an aggregate maximum principal amount of $20.0 million, which was increased to $30.0 million in February 2011. The proceeds of loans made under the credit agreement will be used to finance the acquisition of net leased, investment or non-investment grade properties. The initial term of the credit agreement is 24 months, with a one-time extension option of 12 months, subject to satisfaction of certain conditions, including payment of an extension fee.

Any loan made under the credit agreement shall bear floating interest at a per annum rate equal to one month LIBOR plus 3.25%. In the event of a default, U.S. Bank has the right to suspend the funding of future loans and to accelerate the payment on any unpaid principal amount of the outstanding loans. We intend to collateralize the line of credit with certain properties which are currently owned or will be acquired. We have not yet drawn on the line of credit. The line of credit requires a 0.25% non-usage fee on the unused balance. There were no amounts outstanding under this facility at March 31, 2011.

We must collateralize the Capital One and U.S. Bank lines of credit with certain of our properties in addition to meeting certain minimum cash deposit requirements.

Acquisitions

Our Advisor evaluates potential acquisitions of real estate and real estate related assets and engages in negotiations with sellers and borrowers on our behalf. Investors should be aware that after a purchase contract is executed that contains specific terms the property will not be purchased until the successful completion of due diligence and negotiation of final binding agreements. During this period, we may decide to temporarily invest any unused proceeds from our on-going initial public offering in certain investments that could yield lower returns than the properties. These lower returns may affect our ability to make distributions.

Distributions

The amount of distributions payable to our stockholders is determined by our board of directors and is dependent on a number of factors, including funds available for distribution, financial condition, capital expenditure requirements, as applicable and annual distribution requirements needed to qualify and maintain our status as a REIT under the Code. Operating cash flows are expected to increase as additional properties are acquired in our investment portfolio.

The distribution is calculated based on stockholders of record each day during the applicable period at a rate that, if paid each day for a 365-day period, would equal a specified annualized rate based on a share price of $10.00. As of March 31, 2010 our annualized distribution rate was 7.0%.

During the three months ended March 31, 2011, distributions paid totaled $11.1 million, inclusive of $4.9 million of common shares issued under the DRIP and excluding $0.2 million paid on unvested restricted stock grants for the three months ended March 31, 2011. Distribution payments are dependent on the availability of funds. Our board of directors may reduce the amount of distributions paid or suspend distribution payments at any time and therefore distribution payments are not assured.

We, our board of directors and Advisor share a similar philosophy with respect to paying our distribution. The distribution should principally be derived from cash flows generated from real estate operations. In order to improve our operating cash flows and our ability to pay distributions from operating cash flows, our related party Advisor agreed to waive certain fees including asset management and property management fees. For the three months ended March 31, 2011, we paid asset management fees to the Advisor of $0.6 million. The Advisor has elected to waive the remainder of its asset management fee and its entire property management fee, and will determine if a portion or all of such fees will be waived in subsequent periods on a quarter-to-quarter basis. Such fees waived during the three months ended March 31, 2011 were $1.9 million and $0.4 million, respectively. The fees that were waived relating to the activity during 2011 are not deferrals and accordingly, will not be paid. Because the Advisor waived certain fees that we owed, cash flow from operations that would have been paid to the Advisor was available to pay distributions to our stockholders. See Note 10 to the consolidated financial statements else ware in this report for further information on fees paid to and forgiven by the Advisor.

The amount of the asset management fee will be reduced to the extent that FFO as adjusted, during the six months ending on the last day of the calendar quarter immediately preceding the date such asset management fee is payable, is less than the distributions declared with respect to the six month period. For purposes of this determination, FFO, as adjusted, is FFO (as defined by NAREIT), adjusted to (i) include acquisition fees and related expenses which is deducted in computing FFO; (ii) include non-cash restricted stock grant amortization, if any, which is deducted in computing FFO; and (iii) include impairments of real estate related investments, if any (including properties, loans receivable and equity and debt investments) which is deducted in computing FFO. The Advisor will determine if such fees will be partially or fully waived in subsequent periods on a quarter-to-quarter basis.

As our real estate portfolio matures, we expect cash flows from operations to cover a more significant portion of our distributions and over time to cover all distributions. As the cash flows from operations become more significant our Advisor may discontinue its past practice of forgiving fees and may charge the entire fee in accordance with our agreements with the Advisor. There can be no assurance that the Advisor will continue to waive asset management or property management fees beyond the agreed upon limits in the future.

The following table shows the sources for the payment of distributions to common stockholders for the three months ended March 31, 2011 (in thousands):

Distributions:
Total distributions	$11,129
Distributions reinvested(1)	(4,904)
Distributions paid in cash	$6,225
Source of distributions:
Cash flows provided by operations(2)	$3,430
Proceeds from issuance of common stock	2,795
Total sources of distributions	$6,225
Cash flows provided by operations (GAAP basis)(3)	$3,430
Net loss (in accordance with GAAP)	$(4,520)

(1)	Distributions reinvested pursuant to the DRIP, which do not impact our cash flows.
(2)	Distributions paid from cash provided by operations are derived from cash flows from operations (GAAP basis) for the three months ended March 31, 2011.
(3)	Includes the impact of expensing acquisition and related transaction costs as incurred of $7.1 million for the three months ended March 31, 2011.

The following table compares cumulative distributions paid to net loss (in accordance with GAAP) for the period from August 17, 2007 (date of inception) through March 31, 2011 (in thousands):

For the Period from August 17, 2007 (date of inception) to March 31, 2011
Distributions paid:
Cash	$19,820
DRIP	15,659
Total distributions paid	$35,479
Reconciliation of net loss:
Total revenues	$86,140
Acquisition and transaction related	(20,109)
Depreciation and amortization	(42,968)
Other operating expense	(5,167)
Other income (expense)	(40,429)
Net income (loss) attributable to non-controlling interests	(370)
Net loss (in accordance with GAAP)(1)	$(22,903)

(1)	Net loss as defined by GAAP includes the non-cash impact of depreciation and amortization expense as well as costs incurred relating to acquisitions and related transactions subsequent to January 1, 2009.

Dilution

In connection with this on-going offering of shares of our common stock, we are providing information about our net tangible book value per share. Our net tangible book value per share is a mechanical calculation using amounts from our balance sheet, and is calculated as (i) total book value of our assets less the net value of intangible assets (ii) minus total liabilities less the net value of intangible liabilities, (iii) divided by the total number of shares of common stock outstanding. It assumes that the value of real estate, and real estate related assets and liabilities diminish predictably over time as shown through the depreciation and amortization of real estate investments. It also excludes intangible assets. Real estate values have historically risen or fallen with market conditions. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of in accordance with our investment objectives. Our net tangible book value reflects dilution in the value of our common stock from the issue price as a result of (i) operating losses, which reflect accumulated depreciation and amortization of real estate investments, (ii) the funding of distributions from sources other than our cash flow from operations, and (iii) fees paid in connection with our public offering, including commissions, dealer manager fees and other offering costs. As of March 31, 2011, our net tangible book value per share was $6.41. The offering price of shares under our primary offering (ignoring purchase price discounts for certain categories of purchasers) at March 31, 2011 was $10.00.

Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Further, even without depreciation in the value of our assets, the other factors described above with respect to the dilution in the value of our common stock are likely to cause our offering price to be higher than the amount you would receive per share if we were to liquidate at this time.

Non-GAAP Financial Measures

Due to certain unique operating characteristics of real estate companies, the National Association of Real Estate Investment Trusts (“NAREIT”), an industry trade group, has promulgated a measure known as FFO, which we believe to be an appropriate supplemental measure to reflect the operating performance of a real estate investment trust, or REIT. The use of FFO is recommended by the REIT industry as a supplemental performance measure. FFO is not equivalent to our net income or loss as determined under GAAP.

We define FFO, a non-GAAP measure, consistent with the standards established by the White Paper on FFO approved by the Board of Governors of NAREIT, as revised in February 2004, or the White Paper. The White Paper defines FFO as net income or loss computed in accordance with GAAP, excluding gains or losses from sales of property but including asset impairment write downs, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO. Our FFO calculation complies with NAREIT's policy described above.

The historical accounting convention used for real estate assets requires straight-line depreciation of buildings and improvements, which implies that the value of real estate assets diminishes predictably over time. Since real estate values historically rise and fall with market conditions, presentations of operating results for a REIT, using historical accounting for depreciation, we believe, may be less informative. As a result, we believe that the use of FFO, which excludes the impact of real estate related depreciation and amortization, provides a more complete understanding of our performance to investors and to management, and when compared year over year, reflects the impact on our operations from trends in occupancy rates, rental rates, operating costs, general and administrative expenses, and interest costs, which is not immediately apparent from net income.

However, changes in the accounting and reporting rules under GAAP (for acquisition fees and expenses from a capitalization/depreciation model to an expensed-as-incurred model) that have been put into effect since the establishment of NAREIT's definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. In addition, we view fair value adjustments of derivatives, and impairment charges and gains and losses from dispositions of assets as items which are typically adjusted for when assessing operating performance. Lastly, publicly registered, non-listed REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation and therefore require additional adjustments to FFO in evaluating performance. Due to these and other unique features of publicly registered, non-listed REITs, the Investment Program Association (“IPA”), an industry trade group, has standardized a measure, which we believe to be another appropriate supplemental measure to reflect the operating performance of a REIT.

The Company is currently precluded from providing certain non-GAAP financial measures within our filed Form 10-Q pursuant to an agreement made in connection with certain state permits to sell our securities. However, we believe such data is meaningful with respect to understanding and analyzing our performance. Accordingly, the Company will be furnishing a supplement to our Form 10-Q, which will include non-GAAP financial measures.

Our calculation of FFO may differ from other real estate companies due to, among other items, variations in cost capitalization policies for capital expenditures and, accordingly, may not be comparable to such other real estate companies. Our calculation of FFO is presented in the following table for the applicable periods during the three months ended March 31, 2011 and 2010 (in thousands):

	Three Months Ended March 31,
	2011	2010
Net loss (in accordance with GAAP)(1)	$(4,520)	$(389)
Add:
Depreciation of real estate assets	7,798	3,054
Amortization of intangible lease assets	2,125	711
Amortization of below-market lease liabilities	(76)	(79)
Fair value adjustments on derivatives	(111)	158
Non-controlling interest adjustment	(212)	(148)
(Gains) losses on sales to non-controlling interest holders	102	(335)
Loss on disposition of property	44	—
FFO	$5,150	$2,972

(1)	Net loss as defined by GAAP includes costs incurred relating to acquisitions and related transactions subsequent to January 1, 2009.

Loan Obligations

The payment terms of our loan obligations vary. In general, only interest amounts are payable monthly with all unpaid principal and interest due at maturity. Some of our loan agreements stipulate that we comply with specific reporting and financial covenants mainly related to debt coverage ratios and loan to value ratios. Each loan that has these requirements has specific ratio thresholds that must be met. As of March 31, 2011, we were in compliance with the debt covenants under our loan agreements.

Our Advisor may, with approval from our independent board of directors, seek to borrow short-term capital that, combined with secured mortgage financing, exceeds our targeted leverage ratio. Such short-term borrowings may be obtained from third-parties on a case-by-case basis as acquisition opportunities present themselves simultaneous with our capital raising efforts. We view the use of short-term borrowings as an efficient and accretive means of acquiring real estate in advance of raising equity capital. Accordingly, we can take advantage of buying opportunities as we expand our fund raising activities. As additional equity capital is obtained, these short-term borrowings will be repaid. Our leverage ratio approximated 42.9% (secured mortgage notes payable as a percentage of total real estate investments, at cost) as of March 31, 2011.

In addition as of March 31, 2011 we have an unused short-term equity line available to us from a related party entity that allows us to draw a maximum of $10.0 million, and two additional lines of credit that would allow us to draw an additional $60.0 million if certain requirements are met.

Contractual Obligations

The following is a summary of our contractual obligations as of March 31, 2011 (in thousands):

	Total	April 1, 2011 to December 31, 2011	2012 – 2013	2014 – 2015	Thereafter
Principal Payments Due:
Mortgage notes payable	$542,713	$5,418	$62,673	$153,790	$320,832
Other notes payable	12,720	12,720	—	—	—
	$555,433	$18,138	$62,673	$153,790	$320,832
Interest Payments Due:
Mortgage notes payable	$166,849	$22,208	$57,404	$46,014	$41,223
Other notes payable	871	871	—	—	—
	$167,720	$23,079	$57,404	$46,014	$41,223

From April 1, 2011 to May 6, 2011, we purchased properties for a total purchase price of approximately $63.3 million. The properties were acquired with a combination of cash and financing arrangements. A total of $49.7 million of mortgage financing was obtained from April 1, 2011 to May 6, 2011. See Note 15 — Subsequent Events in the Consolidated Financial Statements for more information on this financing.

Election as a REIT

We elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with our taxable year ended December 31, 2008. If we continue to qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax to the extent we distribute our REIT taxable income to our stockholders, and so long as we distribute at least 90% of our REIT taxable income. REITs are subject to a number of other organizational and operational requirements. Even if we qualify for taxation as a REIT, we may be subject to certain state and local taxes on our income and property, and federal income and excise taxes on our undistributed income. We believe we are organized and operating in such a manner as to qualify to be taxed as a REIT for the taxable year ended December 31, 2011.

Inflation

Some of our leases contain provisions designed to mitigate the adverse impact of inflation. These provisions generally increase rental rates during the terms of the leases either at fixed rates or indexed escalations (based on the Consumer Price Index or other measures). We may be adversely impacted by inflation on the leases that do not contain indexed escalation provisions. In addition, our net leases require the tenant to pay its allocable share of operating expenses, including common area maintenance costs, real estate taxes and insurance. This may reduce our exposure to increases in costs and operating expenses resulting from inflation.

Related-Party Transactions and Agreements

We have entered into agreements with American Realty Capital II, LLC and its wholly-owned affiliates, whereby we pay certain fees or reimbursements to our Advisor or its affiliates for acquisition fees and expenses, organization and offering costs, sales commissions, dealer manager fees, asset and property management fees and reimbursement of operating costs. See Note 10 to our consolidated financial statements included in this report for a discussion of the various related-party transactions, agreements and fees.

Off-Balance Sheet Arrangements

In conjunction with entering into a joint venture agreement with an affiliated entity where we invested $12.0 million for an ownership percentage of five retail condominium units, we agreed to provide a guarantee on a mortgage note payable obtained from a third party in connection with the property acquisition. The guarantee will be in place until the affiliated entity achieves a net worth of $40.0 million. As of March 31, 2011, the balance on the mortgage note payable was $21.3 million. The net worth of the affiliated entity at March 31, 2011 was $26.9 million.

We have no other off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

AMERICAN REALTY CAPITAL TRUST, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

	March 31,	December 31,
	2011	2010
	(Unaudited)
ASSETS
Real estate investments, at cost:
Land	$215,832	$142,401
Buildings, fixtures and improvements	905,049	631,999
Acquired intangible lease assets	153,699	108,193
Total real estate investments, at cost	1,274,580	882,593
Less accumulated depreciation and amortization	(42,640)	(32,777)
Total real estate investments, net	1,231,940	849,816
Cash and cash equivalents	19,583	31,985
Restricted cash	3,525	90
Prepaid expenses and other assets	22,363	12,049
Investment in joint venture with affiliate	11,762	11,945
Deferred financing costs, net	11,661	8,169
Total assets	$1,300,834	$914,054
LIABILITIES AND EQUITY
Mortgage notes payable	$542,713	$372,755
Mortgage discount and premium, net	788	1,163
Long-term notes payable	12,720	12,790
Below-market lease liabilities, net	8,378	8,454
Derivatives, at fair value	4,401	5,214
Accounts payable and accrued expenses	6,245	3,638
Deferred rent and other liabilities	3,482	3,858
Distributions payable	4,954	3,518
Total liabilities	583,681	411,390
Preferred stock, $0.01 par value; 10,000,000 shares authorized, none issued and outstanding	—	—
Common stock, $0.01 par value; 240,000,000 shares authorized, 87,864,496 and 61,824,238 shares issued and outstanding at March 31, 2011 and December 31, 2010, respectively	879	618
Additional paid-in capital	760,864	529,740
Accumulated other comprehensive loss	(3,176)	(3,878)
Accumulated deficit	(63,794)	(46,464)
Total stockholders’ equity	694,773	480,016
Non-controlling interests	22,380	22,648
Total equity	717,153	502,664
Total liabilities and equity	$1,300,834	$914,054

The accompanying notes are an integral part of these financial statements

AMERICAN REALTY CAPITAL TRUST, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

	Three Months Ended March 31,
	2011	2010
Revenues:
Rental income	$20,718	$7,428
Operating expense reimbursements	139	—
Total revenues	20,857	7,428
Expenses:
Fees to affiliate	600	—
Acquisition and transaction related	7,132	341
Property expenses	213	—
General and administrative	524	224
Depreciation and amortization	9,943	3,785
Total operating expenses	18,412	4,350
Operating income	2,445	3,078
Other income (expenses):
Interest expense	(6,785)	(3,673)
Other income	38	11
Gains (losses) on derivative instruments	142	(152)
Loss on disposition of property	(44)	—
Gains (losses) on sale to non-controlling interest holders, net of taxes	(102)	335
Income from joint venture with affiliate	24	—
Total other expenses	(6,727)	(3,479)
Net loss	(4,282)	(401)
Net (income) loss attributable to non-controlling interests	(238)	12
Net loss attributable to stockholders	$(4,520)	$(389)
Basic and diluted net loss per share	$(0.07)	$(0.02)

The accompanying notes are an integral part of these financial statements

AMERICAN REALTY CAPITAL TRUST, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
Three Months Ended March 31, 2011
(Dollar amounts in thousands)
(Unaudited)

	Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Equity	Non- controlling Interests	Total Equity
	Number of Shares	Par Value
Balance, December 31, 2010	61,824,238	$618	$529,740	$(3,878)	$(46,464)	$480,016	$22,648	$502,664
Issuance of common stock	25,561,135	256	251,908	—	—	252,164	—	252,164
Offering costs, commissions and dealer manager fees	—	—	(24,518)	—	—	(24,518)	—	(24,518)
Common stock issued through distribution reinvestment plan	516,247	5	4,899	—	—	4,904	—	4,904
Distributions declared	—	—	—	—	(12,810)	(12,810)	—	(12,810)
Common stock redemptions	(37,124)	—	(1,520)	—	—	(1,520)	—	(1,520)
Amortization of restricted shares	—	—	355	—	—	355	—	355
Distributions to non-controlling interest holders	—	—	—	—	—	—	(506)	(506)
Designated derivatives, fair value adjustment	—	—	—	702	—	702	—	702
Net income (loss)	—	—	—	—	(4,520)	(4,520)	238	(4,282)
Total comprehensive income (loss)	—	—	—	—	—	(3,818)	238	(3,580)
Balance, March 31, 2011	87,864,496	$879	$760,864	$(3,176)	$(63,794)	$694,773	$22,380	$717,153

The accompanying notes are an integral part of these financial statements

AMERICAN REALTY CAPITAL TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2011	2010
Cash flows from operating activities:
Net loss	$(4,282)	$(401)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	7,818	3,074
Amortization of intangibles	2,125	711
Amortization of deferred financing costs	628	168
Amortization of mortgage discounts and premiums, net	(44)	—
Amortization of restricted stock grants	355	—
Accretion of below-market lease liability	(76)	(79)
Loss on disposition of property	44	—
(Gain) loss on derivative instruments	(142)	152
Gain on sales to non-controlling interest holders	—	(511)
Income from unconsolidated joint venture	(24)	—
Changes in assets and liabilities:
Prepaid expenses and other assets	(4,047)	(1,177)
Accounts payable and accrued expenses	1,451	(12)
Due to affiliated entity	—	(76)
Deferred rent and other liabilities	(376)	211
Net cash provided by operating activities	3,430	2,060
Cash flows from investing activities:
Investment in real estate and other assets	(380,568)	(81,438)
Distributions from joint venture investments	207	—
Proceeds from disposition of real estate and other assets	581	—
Net cash used in investing activities	(379,780)	(81,438)
Cash flows from financing activities:
Proceeds from mortgage notes payable	155,430	41,735
Payments on mortgage notes payable	(1,222)	(428)
Payments on long-term notes payable	(70)	—
Payments on short-term bridge funds	—	(15,878)
Contributions from non-controlling interest holders	—	5,035
Distributions to non-controlling interest holders	(506)	(126)
Proceeds from issuance of common stock, net	226,222	49,479
Payments of financing costs	(8,957)	(848)
Distributions paid	(6,470)	(1,815)
Redemptions paid	(364)	—
Restricted cash	(115)	(8)
Net cash provided by financing activities	363,948	77,146
Net decrease in cash and cash equivalents	(12,402)	(2,232)
Cash and cash equivalents, beginning of period	31,985	5,010
Cash and cash equivalents, end of period	$19,583	$2,778

The accompanying notes are an integral part of these financial statements

AMERICAN REALTY CAPITAL TRUST, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (continued)
(In thousands)
(Unaudited)

	Three Months Ended March 31,
	2011	2010
Supplemental Disclosures:
Cash paid for interest	$5,813	$3,467
Cash paid for income taxes	492	317
Non-Cash Investing and Financing Activities:
Common stock issued through distribution reinvestment plan	4,904	1,407
Mortgages assumed in real estate acquisitions	12,430	—

The accompanying notes are an integral part of these financial statements

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 1 — Organization

American Realty Capital Trust, Inc. (the “Company”), incorporated on August 17, 2007, is a Maryland corporation that qualifies as a real estate investment trust (“REIT”) for federal income tax purposes. On January 25, 2008, the Company commenced an initial public offering on a “best efforts” basis of up to 150.0 million shares of common stock offered at a price of $10.00 per share, subject to certain volume and other discounts, pursuant to a registration statement on Form S-11 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Registration Statement also covers up to 25.0 million shares available pursuant to a distribution reinvestment plan (the “DRIP”) under which the Company’s stockholders may elect to have their distributions reinvested in additional shares of the Company’s common stock at the greater of $9.50 per share or 95% of the estimated value of a share of common stock.

On August 5, 2010, the Company filed a registration statement on Form S-11 to register 32.5 million shares of common stock in connection with a follow-on offering. The initial public offering was originally set to expire on January 25, 2011, three years after its effective date. However, as permitted by Rule 415 of the Securities Act, the Company will now continue its initial public offering until the earlier of July 25, 2011 or the date that the SEC declares the registration statement for the follow-on offering effective.

As of March 31, 2011, the Company issued approximately 87.9 million shares of common stock. Total gross proceeds from these issuances were $859.1 million. As of March 31, 2011, the aggregate value of all share issuances and subscriptions outstanding was $870.7 million based on a per share value of $10.00 (or $9.50 for shares issued under the distribution reinvestment plan, or DRIP). As of March 31, 2011, approximately 0.3 million shares of common stock had been redeemed under the stock repurchase program at a value of $2.9 million and an additional 0.2 million shares with a redemption value of $1.6 million were accrued for redemption as of March 31, 2011. The Company is dependent upon the net proceeds from the offering to conduct its proposed operations.

The Company intends to use the proceeds of the on-going initial public offering to acquire and manage a diverse portfolio of real estate properties consisting primarily of freestanding, single-tenant properties net leased to investment grade and other creditworthy tenants throughout the United States and Puerto Rico. The Company typically funds acquisitions with a combination of equity and debt and in certain cases may use only equity capital or fund a portion of the purchase price through investments from unaffiliated third parties. The Company expects to arrange long-term financing on both a secured and unsecured fixed rate basis. The Company intends to continue to grow existing relationships and develop new relationships throughout the various markets the Company serves, which is expected to lead to further acquisition opportunities.

As of March 31, 2011, the Company owned 318 properties with approximately 8.2 million square feet, 100% leased with a weighted average remaining lease term of 14.8 years. In constructing the portfolio, the Company is committed to diversification (industry, tenant and geography). As of March 31, 2011, rental revenues derived from investment grade tenants (rated BBB- or better by Standard & Poors) approximated 75.5%. The strategy encompasses receiving the majority of revenue from investment grade tenants as the Company further acquires properties and enters into (or assumes) long-term lease arrangements.

Substantially all of the Company’s business is conducted through American Realty Capital Operating Partnership, L.P. (the “OP”), a Delaware limited partnership. The Company is the sole general partner of and owns a 99.01% partnership interest in the OP. American Realty Capital Advisors, LLC, (the “Advisor”) is the sole limited partner and owner of 0.99% (minority interest) of the partnership interests of the OP. The limited partner interests have the right to convert OP units into cash or, at the option of the Company, an equal number of common shares of the Company, as allowed by the limited partnership agreement.

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 1 — Organization  – (continued)

The Company has no paid employees. The Company is managed by the Advisor and American Realty Capital Properties, LLC, which serves as its property manager (the “Property Manager”). The Advisor and the Property Manager are affiliated entities that receive compensation and fees for services related to the on-going initial public offering and for the investment and management of the Company’s assets. These entities receive fees during the Company’s offering, acquisition, operational and liquidation stages. The compensation levels during the offering, acquisition and operational stages are discussed in Note 10 — Related Party Transactions and Arrangements.

The Company’s stock is not currently listed on a national securities exchange. The Company may seek to list its stock for trading on a national securities exchange only if a majority of its independent directors believe listing would be in the best interest of its stockholders. The Company does not intend to list its shares at this time. The Company does not anticipate that there would be any market for its common stock until its shares are listed for trading. In the event it does not obtain listing prior to the tenth anniversary of the completion or termination of the offering, its charter requires that it either: (i) seek stockholder approval of an extension or amendment of this listing deadline; or (ii) seek stockholder approval to adopt a plan of liquidation of the corporation.

Note 2 — Summary of Significant Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the consolidated financial statements in the Company’s Form 10-K for the year ended December 31, 2010. There have been no significant changes to these policies during the three months ended March 31, 2011.

Note 3 — Real Estate Investments

The following table presents the allocation of the assets acquired and liabilities assumed during the periods presented (amounts in thousands):

	Three Months Ended March 31,
	2011	2010
Real estate investments, at cost:
Land	$73,524	$11,077
Buildings, fixtures and improvements	273,578	59,040
Total tangible assets	347,102	70,117
Acquired intangibles:
In-place leases	45,565	11,321
Mortgage assumed	(12,430)	—
Mortgage (discount) premium, net	331	—
Total assets acquired, net	$380,568	$81,438
Number of properties purchased	60	20

The Company acquires and operates commercial properties. All such properties may be acquired and operated by the Company alone or jointly with another party. As of March 31, 2011, all of the properties the Company owned were 100% occupied. The Company acquired the following properties during the three months ended March 31, 2011 (dollar amounts in thousands):

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 3 — Real Estate Investments  – (continued)

Property	Acquisition Date	No. of Buildings	Square Feet	Ownership Percentage	Remaining Lease Term(1)	Base Purchase Price(2)		Capitalization Rate(3)	Annualized Rental Income(4)
Portfolio as of December 31, 2010:		259	5,310,215	various	15.5	$879,215	(5)(6)	8.41%	$72,971
Acquisitions for the three months ended March 31, 2011:
Lowes(7)	January 2011	1	141,393	100%	15.3	10,018		6.74%	675
Citizens	January 2011	2	14,307	100%	7.8	3,811		9.11%	347
QuickTrip	January 2011	1	4,555	100%	12.9	3,330		8.74%	291
Dillons	January 2011	1	56,451	100%	8.6	5,075		7.80%	396
Wawa	January 2011	2	12,433	100%	16.1	17,209		7.00%	1,205
Walgreens	January 2011	9	122,963	100%	23.8	54,569		6.86%	3,742
DaVita Dialysis II	February 2011	4	23,154	100%	11.2	8,013		8.90%	713
CVS III	February 2011	1	13,338	100%	25.9	5,199		7.25%	377
Citigroup, Inc.	February 2011	1	64,036	100%	14.5	27,275		7.00%	1,910
Coats & Clark	February 2011	1	401,512	100%	9.8	9,523		9.84%	937
Walgreens VIII	February 2011	1	13,569	100%	22.6	5,460		7.34%	401
Express Scripts	March 2011	2	416,141	100%	8.2	51,281		9.02%	4,623
DaVita Dialysis III	March 2011	1	18,185	100%	12.2	6,565		7.72%	507
Dollar General V	March 2011	6	55,363	100%	14.8	5,195		8.84%	459
Wal-Mart	March 2011	1	183,442	100%	8.1	12,633		7.15%	903
Kohl's	March 2011	1	88,408	100%	14.9	10,182		7.15%	728
Texas Instruments	March 2011	1	125,000	100%	9.7	32,000		7.88%	2,522
Sam's Club(7)	March 2011	1	141,583	100%	14.4	12,602		6.75%	851
CVS IV	March 2011	1	13,225	100%	23.9	5,330		7.95%	424
Walgreens X	March 2011	2	27,760	100%	19.3	9,000		7.46%	671
CVS V	March 2011	1	12,900	100%	22.9	5,759		7.29%	420
Provident Bank	March 2011	1	2,950	100%	22.9	$2,589		9.15%	$237
Dillion II	March 2011	1	63,858	100%	10.5	6,420		7.49%	481
FedEx X	March 2011	1	105,109	100%	7.6	9,050		8.29%	750
3M	March 2011	1	650,760	100%	10.1	44,800		7.35%	3,295
Bojangles	March 2011	13	47,865	100%	12.1	24,789		8.85%	2,193
Tractor Supply II	March 2011	2	38,194	100%	15.1	5,103		9.09%	463
Disposition for the three months ended March 31, 2011:
PNC	January 2011	1	1,992	100%	7.9	680		6.91%	47
Total		318	8,166,677		14.8	$1,271,315		8.21%	$103,445
Annualized average rental income per square foot		$12.67

(1)	Remaining lease term as of March 31, 2011, in years. If the portfolio has multiple locations with varying lease expirations, remaining lease term is calculated on a weighted-average basis.
(2)	Contract purchase price excluding acquisition and transaction-related costs. Acquisition and transaction-related costs include legal costs, acquisition fees paid to the Advisor and closing costs on the property.
(3)	Annualized rental income on a straight-line basis divided by base purchase price.
(4)	Annualized rental income for the property portfolio on a straight-line basis as of March 31, 2011, which includes the effect of tenant concessions such as free rent, as applicable.

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 3 — Real Estate Investments  – (continued)

(5)	Base purchase price for acquisitions prior to January 1, 2009 includes acquisition costs which were capitalized as required by GAAP guidance prior to that date. Acquisition and transaction related costs include legal costs, acquisition fees paid to the Advisor and closing costs on the property.
(6)	Includes a $12.0 million investment in a joint venture.
(7)	Property is a parcel of land with a ground lease which contains a building that will be conveyed to the Company at the end of the ground lease. Square footage and number of buildings refers to the building that is constructed on the parcel of land.

Future Lease Payments Table

The following table presents future minimum base rental cash payments due to the Company over the next five years and thereafter as of March 31, 2011 (amounts in thousands):

Year	Future Minimum Base Rent Payments
April 1, 2011 to December 31, 2011	$71,019
2012	95,464
2013	96,267
2014	98,044
2015	99,123
Thereafter	1,031,331
Total	$1,491,248

These amounts exclude contingent rentals that may be collected from certain tenants based on provisions related to sales thresholds and increases in annual rent based on exceeding certain economic indexes among other items.

The following table lists tenants whose annualized rental income on a straight-line basis represented greater than 10% of consolidated annualized income as of March 31, 2011 and 2010:

	2011	2010
FedEx	13%	11%
Walgreens	12%	1%
CVS	10%	25%
PNC	3%	11%
BSFS	4%	11%

No other tenant represented more than 10% of the annualized rental income for the periods presented. The termination, delinquency or non-renewal of one of the above tenants may have a material adverse effect on revenues.

Note 4 — Revolving Credit Facilities

At March 31, 2011 and December 31, 2010, the Company had available a $10.0 million revolving line of credit unsecured bridge facility with an affiliated entity. There were no amounts outstanding under this facility at March 31, 2011 or December 31, 2010. There are no unused borrowing fees associated with this facility.

In July 2010, the Company obtained a secured revolving credit facility with Capital One, N.A. (“Capital One”) for an aggregate maximum principal amount of $30.0 million. The proceeds of loans made under the credit agreement will be used to finance the acquisition of net leased, investment or non-investment grade

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 4 — Revolving Credit Facilities  – (continued)

properties. The initial term of the credit agreement is 30 months, which may be extended by 12 months, subject to satisfaction of certain conditions, including payment of an extension fee.

Any loan made under the Capital One credit agreement shall bear floating interest at per annum rates equal to either one month LIBOR plus 3.25% or three month LIBOR plus 3.25%, at the Company’s option. In the event of a default, Capital One has the right to terminate its obligations under the credit agreement, including the funding of future loans, and to accelerate the payment on any unpaid principal amount of all outstanding loans. The line of credit requires a fee of 0.25% on the unused balance.

In August 2010, the Company obtained a secured revolving credit facility with U.S. Bank, N.A. (“U.S. Bank”) for an aggregate maximum principal amount of $20.0 million, which increased to $30.0 million as of March 31, 2011. The proceeds of loans made under the credit agreement will be used to finance the acquisition of net leased, investment or non-investment grade properties. The initial term of the credit agreement is 24 months, with a one-time extension option of 12 months, subject to satisfaction of certain conditions, including payment of an extension fee.

Any loan made under the U.S. Bank credit agreement shall bear floating interest at a per annum rate equal to one month LIBOR plus 3.25%. In the event of a default, U.S. Bank has the right to suspend the funding of future loans and to accelerate the payment on any unpaid principal amount of the outstanding loans. The Company intends to collateralize the line of credit with certain properties which are currently owned or will be acquired. The line of credit requires a fee of 0.25% on the unused balance.

The Company must collateralize the Capital One and U.S. Bank lines of credit with certain of its properties in addition to meeting certain minimum cash deposit requirements. The Company has drawn on these lines of credit from time to time to finance the purchase price of acquisitions on a short-term basis. There are no amounts outstanding on these lines of credit as of March 31, 2011 or December 31, 2010.

Note 5 — Mortgage Notes Payable

The Company’s mortgage notes payable consist of the following (dollar amounts in thousands):

	Encumbered Properties	Outstanding Loan Amount	Weighted Average Effective Interest Rate(1)	Weighted Average Maturity(2)
March 31, 2011	244	$542,713	5.44%	5.26
December 31, 2010	196	$372,755	5.73%	6.15

(1)	Mortgage notes payable are fixed rate mortgages or mortgages with rates that are fixed through the use of interest rate hedging instruments. Effective interest rates range from 4.09% to 6.97% at March 31, 2011 and 4.36% to 6.97% at December 31, 2010.
(2)	Weighted average remaining years until maturity as of the periods presented.

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 5 — Mortgage Notes Payable  – (continued)

The following table summarizes the scheduled aggregate principal repayments for the five years subsequent to March 31, 2011 and thereafter (amounts in thousands):

Year	Total
April 1, 2011 to December 31, 2011	$5,418
2012	3,383
2013	59,290
2014	33,858
2015	119,932
Thereafter	320,832
Total	$542,713

The Company’s sources of recourse financing generally require financial covenants, including restrictions on corporate guarantees, the maintenance of certain financial ratios (such as specified debt to equity and debt service coverage ratios) as well as the maintenance of a minimum net worth. As of March 31, 2011, the Company was in compliance with the debt covenants under the mortgage loan agreements.

Note 6 — Long-Term Notes Payable

As of March 31, 2011 and December 31, 2010, the Company had $12.7 million and $12.8 million, respectively, of outstanding long-term notes payable (the “Notes”) from a private placement pursuant to Rule 506 of Regulation D promulgated under the Securities Act. The proceeds of the private placement were used to repay outstanding short-term bridge equity fund draws.

The Notes bear interest at 9.0% annually, provided that the interest rate would be adjusted to 9.57% annually for Notes on which the Company did not incur a selling commission. The Company will pay interest-only monthly payments to subscribers of the Notes until the maturity on December 15, 2011. The Company has the right to extend the maturity date for two additional one-year periods.

The Company shall have the right to repay the amount due under the Notes in whole or in part without penalty within 360 days of the maturity date. The Company will not have the right to prepay the amount due under the notes during the two optional extension periods. The Notes are unsecured. The Company is required to prepay the Notes out of any proceeds derived from the sale or refinancing of the PNC Bank properties after any required payments of the principal and interest due under the mortgage notes payable on those properties (see Note 5 — Mortgage Notes Payable). Such prepayment is subject to the prepayment premiums described above.

The Company anticipates repaying the long-term notes payable by June 30, 2011.

As of March 31, 2011, the Company was in compliance with all covenants included within the Note agreement.

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 7 — Fair Value of Financial Instruments

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. This alternative approach also reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves, and implied volatilities. The guidance defines three levels of inputs that may be used to measure fair value:

Level 1 — Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 — Unobservable inputs that reflect the entity’s own assumptions about the assumptions that market participants would use in the pricing of the asset or liability and are consequently not based on market activity, but rather through particular valuation techniques.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company evaluates its hierarchy disclosures each quarter; and depending on various factors, it is possible that an asset or liability may be classified differently from quarter to quarter. However, the Company expects that changes in classifications between levels will be rare.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with those derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by the Company and its counterparties. However, as of March 31, 2011 and December 31, 2010, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of the Company’s derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The valuation of derivative instruments is determined using a discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and implied volatilities. In addition, credit valuation adjustments, are incorporated into the fair values to account for the Company’s potential nonperformance risk and the performance risk of the counterparties.

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 7 — Fair Value of Financial Instruments  – (continued)

The following table presents information about the Company’s assets (including derivatives that are presented net) measured at fair value on a recurring basis as of March 31, 2011 and December 31, 2010, aggregated by the level in the fair value hierarchy within which those instruments fall (amounts in thousands):

	Quoted Prices in Active Markets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total
March 31, 2011:
Total derivatives, net	$—	$4,401	$—	$4,401
December 31, 2010:
Total derivatives, net	$—	$5,214	$—	$5,214

The Company is required to disclose the fair value of financial instruments for which it is practicable to estimate that value. The fair value of short-term financial instruments such as cash and cash equivalents, restricted cash, other receivables, accounts payable, and distributions payable approximates their carrying value on the consolidated balance sheet due to their short-term nature. The fair value of mortgage notes payable are obtained by calculating the present value at current market rates.

The fair values of the Company’s remaining financial instruments that are not reported at fair value on the consolidated balance sheet are reported below (amounts in thousands):

	Carrying Amount at March 31, 2011	Fair Value at March 31, 2011	Carrying Amount at December 31, 2010	Fair Value at December 31, 2010
Mortgage notes payable(1)	$543,501	$558,135	$373,918	$388,984
Other long-term notes payable	$12,720	$12,720	$12,790	$12,790

(1)	Carrying amount includes premiums and discounts on mortgage notes payable.

Note 8 — Derivatives and Hedging Activities

Risk Management Objective of Using Derivatives

The Company may use derivative financial instruments, including interest rate swaps, caps, options, floors and other interest rate derivative contracts, to hedge all or a portion of the interest rate risk associated with its borrowings. The principal objective of such arrangements is to minimize the risks and/or costs associated with the Company’s operating and financial structure as well as to hedge specific anticipated transactions. The Company does not intend to utilize derivatives for speculative or other purposes other than interest rate risk management. The use of derivative financial instruments carries certain risks, including the risk that the counterparties to these contractual arrangements are not able to perform under the agreements. To mitigate this risk, the Company only enters into derivative financial instruments with counterparties with high credit ratings and with major financial institutions with which the Company and its affiliates may also have other financial relationships. The Company does not anticipate that any of the counterparties will fail to meet their obligations.

Cash Flow Hedges of Interest Rate Risk

The Company’s objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and collars as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty in exchange

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 8 — Derivatives and Hedging Activities  – (continued)

for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts if interest rates rise above the cap strike rate on the contract and payments of variable-rate amounts if interest rates fall below the floor strike rate on the contract.

Derivatives were used to hedge the variable cash flows associated with existing variable-rate debt. The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges is recorded in accumulated other comprehensive income and is subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivatives is recognized directly in earnings.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to interest expense as interest payments are made on the Company’s variable-rate debt. During the next twelve months, the Company estimates that an additional $1.9 million will be reclassified from other comprehensive income as an increase to interest expense.

As of March 31, 2011, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (dollar amounts in thousands):

Interest Rate Derivative	Number of Instruments	Notional
Interest Rate Swaps	4	$63,296
Interest Rate Collars	1	4,115

As of December 31, 2010, the Company had the following outstanding interest rate derivatives that were designated as cash flow hedges of interest rate risk (dollar amounts in thousands):

Interest Rate Derivative	Number of Instruments	Notional
Interest Rate Swaps	4	$63,532
Interest Rate Collars	1	4,115

Non-Designated Hedges

Derivatives not designated as hedges are not speculative. These derivatives are used to manage the Company’s exposure to interest rate movements and other identified risks but do not meet the strict hedge accounting requirements to be classified as hedging instruments. The Company has one interest rate collar contract outstanding, with an aggregate notional amount of $23.1 and $23.2 million at March 31, 2011 and December 31, 2010, respectively, with an established ceiling and floor for the underlying variable rate at 4.125% and 3.54%, respectively. This contract was not able to be designated as a hedging instrument as it does not qualify for hedge accounting based on the results of the net written option test. As such, all changes in the fair value of the interest rate collar have been included in the Company’s statements of operations for the three months ended March 31, 2011 and 2010.

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 8 — Derivatives and Hedging Activities  – (continued)

The table below presents the fair value of the Company’s derivative financial instruments as well as their classification on the balance sheet as of March 31, 2011 and December 31, 2010 (dollar amounts in thousands):

		March 31, 2011	December 31, 2010
	Balance Sheet Location
Derivatives designated as hedging instruments:
Interest Rate Products	Derivatives, at fair value	$(3,195)	$(3,828)
Derivatives not designated as hedging instruments:
Interest Rate Products	Derivatives, at fair value	$(1,206)	$(1,386)

Derivatives in Cash Flow Hedging Relationships

The table below details the location in the financial statements of the gain or loss recognized on interest rate derivatives designated as cash flow hedges for the three months ended March 31, 2011 and 2010 (dollar amounts in thousands):

	Three Months Ended March 31,
	2011	2010
Amount of gain (loss) recognized in accumulated other comprehensive income as interest rate derivatives (effective portion)	$154	$(1,144)
Amount of loss reclassified from accumulated other comprehensive income into income as interest expense (effective portion)	$(547)	$(424)
Amount of loss recognized in income on derivative as loss on derivative instruments (ineffective portion and amount excluded from effectiveness testing)	$(73)	$—

Derivatives Not Designated as Hedging Instruments

The table below details the amount and location in the financial statements of the gain or loss recognized on derivatives not designated as hedging instruments for the three months ended March 31, 2011 and 2010 (dollar amounts in thousands):

	Three Months Ended March 31,
	2011	2010
Location of Gain or (Loss) Recognized in Income on Derivative:
Interest expense	$(2)	$(200)
Gains (losses) on derivative instruments	142	(152)
Total	$140	$(352)

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company either defaults or is capable of being declared in default on any of its indebtedness, then the Company could also be declared in default on its derivative obligations.

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 8 — Derivatives and Hedging Activities  – (continued)

As of March 31, 2011, the fair value of derivatives in a net liability position, related to these agreements was $4.4 million. As of March 31, 2011, the Company has not posted any collateral related to these agreements and was not in breach of any agreement provisions. If the Company had breached any of these provisions it could have been required to settle its obligations under the agreements at their aggregate termination value of $4.7 million at March 31, 2011.

Note 9 — Commitments and Contingencies

Litigation

In the ordinary course of business, the Company may become subject to litigation or claims. There are no material legal proceedings pending or known to be contemplated against the Company.

Environmental Matters

In connection with the ownership and operation of real estate, the Company may potentially be liable for costs and damages related to environmental matters. The Company has not been notified by any governmental authority of any non-compliance, liability or other claim, and the Company is not aware of any other environmental condition that it believes will have a material adverse effect on the consolidated results of operations.

Guarantee of the Debt of Others

In conjunction with entering into a joint venture agreement with an affiliated entity where the Company invested $12.0 million for an ownership percentage of five retail condominium units, the Company agreed to provide a guarantee on a mortgage note payable obtained from a third party in connection with the property acquisition. The guarantee will be in place until the affiliated entity achieves a net worth of $40.0 million. At March 31, 2011, the balance of the mortgage note payable was $21.3 million. The net worth of the affiliated company at March 31, 2011 was $26.9 million. The leverage ratio on the property, defined as mortgage note payable balance divided by the purchase price of the property, was 62.6% as of March 31, 2011. In addition, the properties are leased on long-term leases which fully cover debt service requirements. Therefore the Company believes that it is unlikely that it would be required to make payments on behalf of the affiliated entity under this arrangement and therefore the fair value of the guarantee is not material.

Note 10 — Related Party Transactions and Arrangements

Fees Paid in Connection with Common Stock Offering

The Company’s affiliated Dealer Manager receives selling commissions of 7% of the gross offering proceeds from the sale of the Company’s common stock (as well as sales of long-term notes and exchange transactions) before reallowance of commissions earned by participating broker-dealers. The Dealer Manager re-allows 100% of commissions earned to participating broker-dealers. In addition, the Dealer Manager receives Dealer Manager fees of 3% of the gross offering proceeds before reallowance to participating broker-dealers. The Dealer Manager may re-allow all or a portion of its dealer manager fee to participating broker-dealers. No selling commissions or dealer-manager fees are paid to the Dealer Manager with respect to shares sold under the DRIP.

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 10 — Related Party Transactions and Arrangements  – (continued)

The following table details the results of such activities related to the Dealer Manager (amounts in thousands):

	Three Months Ended March 31,
	2011	2010
Total Commissions paid to Dealer Manager	$22,029	$5,357
Less:
Commissions to participating broker dealers	(14,689)	(3,765)
Reallowance to participating broker dealers	(2,166)	(605)
Net to affiliated Dealer Manager(1)	$5,174	$987

(1)	The Dealer Manager is responsible for commission payments due to their employees as well as its general overhead and various selling related expenses.

The Company will reimburse the Advisor up to 1.5% of its gross offering proceeds. The following table details the results of such activities related to organizational and offering costs reimbursed to the Advisor (amounts in thousands):

	Three Months Ended March 31,
	2011	2010
Organizational and offering expense reimbursements	$870	$1,103

At March 31, 2011 and December 31, 2010 the Company had a payable to the Dealer Manager and the Advisor of $0.5 million and $0.4 million, respectively, for commissions and reimbursements for expenses.

Fees Paid in Connection With the Operations of the Company

The Advisor receives an acquisition fee of 1.0% of the contract purchase price of each acquired property and is reimbursed for acquisition costs incurred in the process of acquiring properties, but not to exceed 0.5% of the contract purchase price. In no event will the total of all acquisition and advisory fees and acquisition expenses payable with respect to a particular investment exceed 4% of the contract purchase price.

The Company will pay the Advisor a yearly fee of up to 1% of the contract purchase price of each property plus costs and expenses incurred by the Advisor in providing asset management services, payable semiannually, based on assets held by the Company on the measurement date, adjusted for appropriate closing dates for individual property acquisitions.

For the management and leasing of its properties, the Company will pay to an affiliate of its Advisor, a property management fee of (a) 2% of gross revenues from its single tenant properties and (b) 4% of gross revenues from its multi-tenant properties, plus, in each case, market-based leasing commissions applicable to the geographic location of the property. The Company also will reimburse the affiliate costs of managing the properties. The affiliate may also receive a fee for the initial leasing of newly constructed properties, which would generally equal one month’s rent. In the unlikely event that the affiliate assists a tenant with tenant improvements, a separate fee may be charged to, and payable by the Company. This fee will not exceed 5% of the cost of the tenant improvements. The aggregate of all property management and leasing fees paid to its affiliates plus all payments to third parties for such fees will not exceed the amount that other nonaffiliated management and leasing companies generally charge for similar services in the same geographic location as determined by a survey of brokers and agents in such area.

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 10 — Related Party Transactions and Arrangements  – (continued)

The Company will reimburse its Advisor’s costs of providing administrative services, subject to the limitation that it will not reimburse its Advisor for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of (a) 2% of average invested assets, or (b) 25% of net income other than any additions to reserves for depreciation, bad debt or other similar noncash reserves and excluding any gain from the sale of assets for that period. Additionally, the Company will not reimburse the Advisor for personnel costs in connection with services for which the Advisor receives acquisition fees or real estate commissions. No such fees were incurred or paid for the three months ended March 31, 2011 or 2010.

If the Company’s Advisor provides services in connection with the origination or refinancing of any debt that the Company obtains, and use to acquire properties or to make other permitted investments, or that is assumed, directly or indirectly, in connection with the acquisition of properties, the Company will pay the Advisor a financing coordination fee equal to 1% of the amount available and/or outstanding under such financing, subject to certain limitations.

The following table details amounts paid and reimbursed to affiliates as well as amounts contractually due to the Advisor which were forgiven in connection with the operations related services described above (amounts in thousands):

	Three Months Ended March 31,
	2011		2010
	Paid	Forgiven	Paid	Forgiven
One-time fees:
Acquisition fees and related cost reimbursements	$6,214	$—	$798	$—
Financing coordination fees and related cost reimbursements	1,860	—	417	—
On-going fees:
Asset management fees	600	1,864	—	891
Property management and leasing fees	—	389	—	140
Total operations fees and reimbursements	$8,674	$2,253	$1,215	$1,031

In accordance with the asset management agreement, $6.3 million and $4.4 million was prepaid to the Advisor as of March 31, 2011 and December 31, 2010, respectively.

Fees Paid in Connection with the Liquidation or listing of the Company’s Real Estate Assets.

The Company will pay a brokerage commission on the sale of property, not to exceed the lesser of one-half of reasonable, customary and competitive real estate commission or 3% of the contract price for property sold (inclusive of any commission paid to outside brokers), in each case, payable to the Advisor if the Advisor or its affiliates, as determined by a majority of the independent directors, provided a substantial amount of services in connection with the sale.

The Company will pay a subordinated participation in the net sales proceeds of the sale of real estate assets of 15% of remaining net sale proceeds after return of capital contributions plus payment to investors of a 6% cumulative, non-compounded return on the capital contributed by investors. The Company cannot assure that it will provide this 6% return but the Advisor will not be entitled to the subordinated participation in net sale proceeds unless its investors have received a 6% cumulative non-compounded return on their capital contributions. No such fees were incurred or paid for the three months ended March 31, 2011 or 2010.

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 10 — Related Party Transactions and Arrangements  – (continued)

The Company will pay a subordinated incentive listing fee of 15% of the amount by which the adjusted market value of real estate assets plus distributions exceeds the aggregate capital contributed by investors plus an amount equal to a 6% cumulative, non-compounded annual return to investors. The Company cannot assure that it will provide this 6% return but the Advisor will not be entitled to the subordinated incentive listing fee unless its investors have received a 6% cumulative non-compounded return on their capital contributions. No such fees were incurred or paid for the three months ended March 31, 2011 or 2010.

The following table details amounts paid to affiliates in connection with liquidation of a property described above (amounts in thousands):

	Three Months Ended March 31,
	2011	2010
Real estate commissions	$19	$—

Financing

The OP entered into an agreement with the principals of the Advisor whereby the OP can obtain up to $10.0 million of bridge equity from the principals from time to time as needed to provide short-term bridge equity for property acquisitions or for general working capital purposes. Such bridge equity advances need to be satisfied within a one year period and will accrue a yield of 8%. There were no amounts outstanding under this facility as of March 31, 2011 and December 31, 2010. There was no interest expense for this facility during the three months ended March 31, 2011 or 2010.

Joint Venture Investment

In December 2010, the Company entered into a joint venture agreement with an affiliate to invest in a portfolio of five retail condominium units. The Company’s initial investment in this joint venture was $12.0 million and a 1.0% fee was paid to the Company by the affiliate. This initial investment will be adjusted by distributions of the profit and loss of the investment properties in accordance with the joint venture agreement to be received monthly. For the three months ended March 31, 2011, the Company’s share of the net profit and loss on the property was $24,000. In addition the Company received cash distributions of $0.2 million for the three months ended March 31, 2011. No fees were paid to the Advisor in connection with this agreement.

Note 11 — Economic Dependency

Under various agreements, the Company has engaged or will engage the Advisor and its affiliates to provide certain services that are essential to the Company, including asset management services, supervision of the management and leasing of properties owned by the Company, asset acquisition and disposition decisions, the sale of shares of the Company’s common stock available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations.

As a result of these relationships, the Company is dependent upon the Advisor and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

Note 12 — Share-Based Compensation

Stock Option Plan

The Company has a stock option plan (the “Plan”), which authorizes the grant of nonqualified stock options to the Company’s independent directors, subject to the absolute discretion of the board of directors and the applicable limitations of the Plan. The exercise price for all stock options granted under the Plan will be fixed at $10.00 per share until the termination of the Company’s initial public offering, and thereafter the

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 12 — Share-Based Compensation  – (continued)

exercise price for stock options granted to its independent directors will be equal to the fair market value of a share on the last business day preceding the annual meeting of stockholders. As of March 31, 2011 and December 31, 2010, the Company had granted options to purchase 27,000 shares at $10.00 per share, each with a two year vesting period and an expiration of 10 years. A total of 1.0 million shares have been authorized and reserved for issuance under the Plan.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model.

During the three months ended March 31, 2011 and 2010, no options were forfeited or were exercised and none and 4,500 shares became vested during the three months ended March 31, 2011 and 2010, respectively. As of March 31, 2011 and December 31, 2010, unvested options to purchase 18,000 at $10.00 per share remained outstanding with a weighted average contractual remaining life of 8.0 and 8.3 years, respectively. The total compensation charge relating to these option grants is immaterial.

Restricted Share Plan

On January 22, 2010, the Board of Directors adopted an employee and director incentive restricted share plan (the “RSP”). The RSP provides for the automatic grant of 3,000 restricted shares of common stock to each of the independent directors, without any further action by the Company’s board of directors or the stockholders, on the date of each annual stockholder’s meeting. Restricted stock issued to independent directors will vest over a five-year period following the first anniversary of the date of grant in increments of 20% annually. The employee and director incentive restricted share plan provides the Company with the ability to grant awards of restricted shares to the Company’s directors, officers and employees (if the Company ever has employees), employees of the Advisor and its affiliates, employees of entities that provide services to the Company, directors of the Advisor or of entities that provide services to the Company, certain of its consultants and certain consultants to the Advisor and its affiliates or to entities that provide services to the Company. The total number of common shares reserved for issuance under the RSP is equal to 1.0% of its authorized shares.

In April 2011, the Board of Directors approved the modification of the RSP to provide that, for as long as the Company remains a non-traded REIT, the aggregate value of the asset management fees paid by the Company over the life of the offering plus the value of all restricted shares issued by the Company pursuant to its RSP cannot exceed 1% of the contract purchase price of all the properties based on assets held by the Company on the measurement date, adjusted for appropriate closing dates for individual property acquisitions. For purposes of this calculation, the value of the restricted stock granted to the Advisor and its employees will be the value of the Company’ s common stock on the date of such grant.

Restricted share awards entitle the recipient to common shares from the Company under terms that provide for vesting over a specified period of time or upon attainment of pre-established performance objectives. Shares issued under the RSP vest immediately upon a change of control of the company or sale of the company’s assets. Such awards would typically be forfeited with respect to the unvested shares upon the termination of the recipient’s employment or other relationship with the Company. Restricted shares may not, in general, be sold or otherwise transferred until restrictions are removed and the shares have vested. Holders of restricted shares may receive cash distributions prior to the time that the restrictions on the restricted shares have lapsed. Any distributions payable in common shares shall be subject to the same restrictions as the underlying restricted shares. As of March 31, 2011 and December 31, 2010, 9,000 shares had been issued to independent Directors under this plan at a fair value of $10.00 per share. The fair value of the shares will be expensed ratably over the five-year vesting period.

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 12 — Share-Based Compensation  – (continued)

In June 2010, the Company’s independent Directors approved and authorized the issuance of up to 1.5 million common restricted shares to the Advisor equaling 1% of authorized shares under the primary offering, subject to certain terms and conditions. On September 13, 2010, the Advisor granted 1.4 million restricted shares to key executives. Of the total shares granted, 50% vest over a five year period commencing with the two year anniversary of the grant date and remaining 50% vest only to the extent the Company’s net asset value plus distributions paid to stockholders equals 106% of the original selling price of the Company’s common stock.

For the three months ended March 31, 2011, $0.4 million of compensation expense was recorded for restricted shares. There were no restricted shares outstanding at March 31, 2010.

Note 13 — Net Loss Per Share

The following is a summary of the basic and diluted net loss per share computation for the three months ended March 31, 2011 and 2010 (in thousands, except share and per share amounts):

	Three Months Ended March 31,
	2011	2010
Net loss	$(4,520)	$(389)
Less: distributions paid on unvested restricted stock	(242)	—
	$(4,762)	$(389)
Weighted average common shares outstanding	72,741,135	17,845,489
Net loss per share, basic and diluted	$(0.07)	$(0.02)

As of March 31, 2011 and 2010, 27,000 and 18,000 stock options, respectively and at March 31, 2011, 1.4 million unvested restricted shares were outstanding which were not included in the calculation of diluted earnings per share since the inclusion is anti-dilutive.

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 14 — Non-controlling Interests

The Company has investment arrangements with unaffiliated third parties whereby the investor receives an ownership interest in the property and is entitled to receive a proportionate share of the net operating cash flow derived from the property. Upon disposition of the property, the investor will receive a proportionate share of the net proceeds from the sale of the property. The investor has no recourse to any other assets of the Company. Due to the nature of the Company’s involvement with each of the arrangements described below and the significance of its investment in relation to the investment of the other interest holders, the Company has determined that it is the primary beneficiary in each of these arrangements and therefore the entities related to these arrangements are consolidated with the Company’s financial statements.

					As of March 31, 2011
Property/Portfolio Name	No. of Buildings	Investment Date	Net Investment Amount	Third Party Ownership Percentage	Total Assets Subject to Investment Agreement	Total Liabilities Subject to Investment Agreement	Distributions Three Months Ended March 31, 2011	Distributions Three Months Ended March 31, 2010
Walgreens	1	Jul. 2009	$1,068	44.0%	$3,581	$1,550	$(20)	$(20)
FedEx/PNC Bank	2	Jul. 2009 to Jan. 2010	2,002	49.0%	11,705	8,944	(42)	(42)
PNC Bank	1	Sep. 2009	444	35.2%	3,422	2,339	(9)	(9)
CVS	3	Jan. 2010 to Mar. 2010	2,577	49.0%	10,991	6,728	(49)	(30)
Rickett Benckiser	1	Feb. 2010	2,400	14.6%	29,485	14,836	(51)	(25)
FedEx III	1	Apr. 2010	3,000	15.4%	32,287	15,000	(62)	—
BSFS	6	Jun. 2010 to Sep. 2010	6,468	49.0%	12,362	—	(127)	—
Brown Shoe/Payless	2	Oct. 2010	6,000	9.0%	67,496	28,200	(133)	—
Jared Jewelry	1	May 2010	500	24.9%	1,635	—	(13)	—
Total	18		$24,459		$172,964	$77,597	$(506)	$(126)

Note 15 — Subsequent Events

The Company has evaluated subsequent events through the filing of this 10-Q, and determined that there have not been any events that have occurred that would require adjustments to our disclosures in the consolidated financial statements except for the following:

On April 8, 2011, the Company announced its intention to initiate the process of interviewing investment banking firms and other advisory firms to provide its board of directors with recommendations in exploring various strategic actions to maximize shareholder value, including the assessment of various liquidity alternatives, in connection with the pending July 25, 2011 close of the Company’s initial public offering.

Completion of Acquisitions of Assets

The following table presents certain information about the properties that the Company acquired from April 1, 2011 to May 6, 2011 (dollar amounts in thousands):

	No. of Buildings	Square Feet	Base Purchase Price(1)
Total Portfolio – March 31, 2011	318	8,166,677	$1,271,315
Acquisitions	11	1,202,270	63,276
Total portfolio – May 6, 2011	329	9,368,947	$1,334,591

(1)	Contract purchase price, excluding acquisition and transaction related costs.

AMERICAN REALTY CAPITAL TRUST, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2011
(Unaudited)

Note 15 — Subsequent Events  – (continued)

The acquisitions made subsequent to March 31, 2011 were made in the normal course of business and none were individually significant to the total portfolio.

Financing Arrangements

The following table presents certain information about financing arrangements that the Company entered into from April 1, 2011 to May 6, 2011 (dollar amounts in thousands):

	Mortgage Notes Payable	Average Effective Interest Rate(1)
Total mortgage notes payable – March 31, 2011	$542,713	5.44%
Mortgage notes payable incurred	49,690	4.96%
Less: principal payments	(274)
Total mortgage notes payable – May 6, 2011	$592,129	5.38%
Total portfolio leverage ratio (2)	44.4%

(1)	Weighted-average annualized interest rate.
(2)	Mortgage debt divided by base purchase price of portfolio.

Sales of Common Stock

As of May 6, 2011, the Company had issued 104.4 million shares of common stock, including shares issued under the DRIP. Total gross proceeds from these issuances were $1,023.9 million. As of May 6, 2011, the aggregate value of all share issuances was $1,035.3 million based on a per share value of $10.00 (or $9.50 per share for shares issued under the DRIP).

Total capital raised to date is as follows (amounts in thousands):

Source of Capital	Inception to March 31, 2011	April 1 to May 6, 2011	Total
Common shares	$859,149	$164,810	$1,023,959
Notes payable	12,720	—	12,720
Exchange proceeds(1)	24,459	—	24,459
	$896,328	$164,810	$1,061,138

(1)	Includes amounts received by the Company in connection with transactions completed through its affiliate, American Realty Capital Exchange, LLC.